

06015328

7/18

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tongkah Harbour Public Company Limited

*CURRENT ADDRESS 7 Flr., Muang Thai-Phatra Office Tower 1, 252/11 Ratchadapisek Rd. Huay Khwang, Bangkok 10320

**FORMER NAME

**NEW ADDRESS



PROCESSED

JUL 24 2006

THOMSON FINANCIAL

FILE NO. 82- 34994 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/18/06

Date/Time : 25/05/2006 09:08

THL : Further Extension in Submitting FS Q1/2006

Our Reference: THL.AC.151-049/05/2549

May 24, 2006

Managing Director
The Stock Exchange of Thailand

Dear Sir:

Subject: Request for a further extension in submitting
the review of quarterly financial results for 1/2006.

With reference to our letter dated May 15, 2006 requesting for the extension in submitting the review of quarterly financial results for 1/2006, we would like to seek further extension until May 30, 2006.

In light of every possible best efforts, the progress is still be made till date.

Please be informed accordingly.

Sincerely yours,

J. Peter Mills / Udom Chirapanathorn
Executive Directors

Date/Time : 15/05/2006 17:39

THL : Extension in submitting FS Q 1/2006

Our Reference: THL.AC.151-042/05/2549

May 15, 2006

Managing Director
The Stock Exchange of Thailand

Dear Sir:

Subject: Request for an extension in submitting the review of quarterly financial results for 1/2006.

In order to report accurately and fairly for the period indicated, Company management deems it appropriate to request an extension for the submission of results until May 24, 2006, for the following reasons.

1) For the year ending 2006, the Company has changed its auditors from BDO Richfield to A.M.T. & Associates.

2) In addition to regular business and related accounting transactions, the change has necessitated a temporary added staff work load relating to the intricacies for audits and confirmation of opening balances (that were already reviewed and audited by the former team).

3) The added accounting staff work load related to the inauguration and implementation of our recently deployed computerized accounting and enterprise resources management program which has required an extensive

training period.

Please be informed accordingly.

Sincerely yours,

____

J. Peter Mills / Udom Chirapanathorn
Executive Directors

Date/Time : 03/05/2006 08:37

THL : Resolution of the AGM of Shareholders No.12/2006 -Additional

THL151-039/04/2006

28 April 2006

Director General
The Stock Exchange of Thailand

Dear Sir,

Re:Resolutions of the Annual General Meeting of Shareholders No. 12/2006 (Addition)

Pursuant to the Annual General Meeting (AGM) of Shareholders No. 12/2006 held on 28 April 2006 at Wangchan Room, 4th Floor, The Grand Hotel No. 238 Rachadapisek Road, Huay Kwang, Bangkok, the Company hereby informs the Stock Exchange of Thailand (SET), Shareholders and investors that there were 76 shareholders attend the meeting including by proxy of which represented 300,267,583 shares and the AGM unanimously approved and or acknowledged the following:-

1. The Minutes of the AGM No.11/2005 held on 4 March 2005 as presented.
2. The Company's Annual Report for the year 2005.
3. The Audited statement of accounts for the fiscal year as at 31 December 2005 as tabled.
4. The non-allocation of profit and the nonpayment of dividend.
5. The offsetting accumulated losses against share premiums amounting to Baht 132,615,546 as a result the Company accumulated losses will become zero and share premiums will be reduced to Baht 355,084,695.
6. The re-appointment of the retiring Directors by rotation as following:

(1) Mr. Kraing Kiatfuengfoo — Chairman of the Audit Committee
(2) Mr. Somsak Ruamkid — Director and Executive Director
(3) Mr. Surapong Chiangthong — Director

Approve Mr. Sunthorn Choorak who retirec by rotation and elect Directors to fill vacancy::

(1) Mr. Noppadol Mantajit Independent Director

7. Fixing the Director's remuneration for the fiscal year 2006.

7.1 To approve fixing the Directors' remuneration for the fiscal year 2006 as follows:-

Board of Directors

(Baht)	Annual Fee	Board's Meeting Allowance
Chairman of the Board	150,000	25,000 per meeting
Ordinary Members	100,000	20,000 per meeting
Executive Director	100,000	--

As per Agenda 7.1, was put to vote and 96.67% of the shareholders present approved of the above remuneration with 0.11% disapproving and 3.22% abstained from voting.

7.2 To ratify and approve fixing the Directors' remuneration for the Audit Committee, Remuneration Committee, and Nomination Committee as follows:

Audit Committee (Effective September 2005)

(Baht)	Annual Fee	Audit Committee Meeting Allowance	Board's Meeting Allowance
Independent Director And Chairman of the Audit Committee	120,000	25,000 per meeting	20,000 per meeting
Independent Director And Member of Audit Committee	90,000	15,000 per meeting	20,000 per meeting

Remuneration Committee (for year 2006)

(Baht)	Annual Fee	Remuneration Committee Meeting Allowance
Chairman of the Remuneration Committee	90,000	15,000 per meeting
Remuneration Member	60,000	10,000 per meeting

Nomination Committee (for year 2006)

(Baht)	Annual Fee	Nomination Committee Meeting Allowance
Chairman of the Nomination Committee	90,000	15,000 per meeting
Nomination Committee Member	60,000	10,000 per meeting

8.The appointment of Mrs. Kesree Narongdej as Certified Public
Accountant, License No. 76, and/or Mrs. Natsarak Sarochanunjeen Certified
Public Accountant, License No. 4563 of A.M.T. & Associates, as the Company's
auditors for fiscal year 2006. In the event that one of the above is unable
to perform his duties, the other may serve as a backup to perform auditing
services for the Company. In addition, A.M.T. & Associates are independent,
not related to the Company or its management, and have not served the Company
for any period of time.
That their remuneration be fixed at Baht 560,000 (Five hundred sixty thousand
Baht only) for the year 2006.
9.As per agenda 9. Consider and approve the trading of THL shares on AIM or
other alternatives or issue of financial instruments to give access to trading
of THL.

The Meeting approved (except for 0.77 percent) of the trading THL share
as ADR (American Depository Receipts) via the Deutsche Bank. The SET and SEC
shall accordingly be informed. THL shall continue to comply with all the
rules and regulations of the SET and SEC in maintaining its listing
status in Thailand.

Yours faithfully,

Mr. Chalermchai Martmuang
The Secretary to the Executive Boards of Director

Date/Time : 02/05/2006 09:31

THL : Resolution of the AGM of shareholders No. 12/2006

THL151-039/04/2006

28 April 2006

Director General
The Stock Exchange of Thailand

Dear Sir,

Re:Resolutions of the Annual General Meeting of Shareholders No. 12/2006

Pursuant to the Annual General Meeting (AGM) of Shareholders No. 12/2006 held on 28 April 2006 at Wangchan Room, 4th Floor, The Grand Hotel No. 238 Rachadapisek Road, Huay Kwang, Bangkok, the Company hereby informs the Stock Exchange of Thailand (SET), Shareholders and investors that there were 76 shareholders attend the meeting including by proxy of which represented 300,267,583 shares and the AGM unanimously approved and or acknowledged the following:-

1. The Minutes of the AGM No.11/2005 held on 4 March 2005 as presented.
2. The Company's Annual Report for the year 2005.
3. The Audited statement of accounts for the fiscal year as at 31 December 2005 as tabled.
4. The non-allocation of profit and the nonpayment of dividend.
5. The offsetting accumulated losses against share premiums.
6. The re-appointment of the retiring Directors by rotation and elect Directors to fill vacancy::

(1) Mr. Kraing Kiatfuengfoo Chairman of the Audit Committee
(2) Mr. Somsak Ruamkid Executive Director
(3) Mr. Surapong Chiangthong Director
(4) Mr. Noppadol Mantajit Independent Director

7. Fixing the Director's remuneration for the fiscal year 2006.

7.1 To approve fixing the Director's remuneration for the fiscal year 2006 as follows:-

Board of Directors

(Baht)	Annual Fee	Board's Meeting Allowance
Chairman of the Board	150,000	25,000 per meeting
Ordinary Members	100,000	20,000 per meeting
Executive Director	100,000	--

As per Agenda 7.1, was put to vote and 96.67% of the shareholders present approved of the above remuneration with 0.11% disapproving and 3.22% abstained from voting.

7.2 To ratify and approve fixing the Directors' remuneration for the Audit Committee, Remuneration Committee, and Nomination Committee as follows:

Audit Committee (Effective September 2005)

(Baht)	Annual Fee	Audit Committee Meeting Allowance	Board's Meeting Allowance
Independent Director And Chairman of the Audit Committee	120,000	25,000 per meeting	20,000 per meeting
Independent Director And Member of Audit Committee	90,000	15,000 per meeting	20,000 per meeting

Remuneration Committee (for year 2006)

(Baht)	Annual Fee	Remuneration Committee Meeting Allowance
Chairman of the Remuneration Committee	90,000	15,000 per meeting
Remuneration Member	60,000	10,000 per meeting

Nomination Committee (for year 2006)

(Baht)	Annual Fee	Nomination Committee Meeting Allowance
Chairman of the Nomination Committee	90,000	15,000 per meeting
Nomination Committee Member	60,000	10,000 per meeting

8. The appointment of Mrs. Kesree Narongdej as Certified Public Accountant, License No. 76, and/or Mrs. Natsarak Sarochanunjeen Certified Public Accountant, License No. 4563 of A.M.T. & Associates, as the Company's auditors for fiscal year 2006. In the event that one of the above is unable to perform his duties, the other may serve as a backup to perform auditing services for the Company. In addition, A.M.T. & Associates are independent, not related to the Company or its management, and have not served the Company for any period of time.

That their remuneration be fixed at Baht 560,000 (Five hundred sixty thousand Baht only) for the year 2006.

9. As per agenda 9. Consider and approve the trading of THL shares on AIM or other alternatives or issue of financial instruments to give access to trading of THL.

The Meeting approved (except for 0.77 percent) of the trading THL share as ADR (American Depository Receipts) via the Deutsche Bank. The SET and SEC shall accordingly be informed. THL shall continue to comply with all the rules and regulations of the SET and SEC in maintaining its listing status in its listing status in Thailand.

Yours faithfully,

Mr. Chalermchai Martmuang
The Secretary to the Executive Boards of Director

Date/Time : 26/04/2006 13:05

THL : Report on progress of the Company's performance

Translation

THL 151-038/4/2549

21 April, 2006

Re : Report on progress of the Company's performance

To : Director General
The Stock Exchange of Thailand

Dear Sir,

According to the SET's requirement, the Company in REHABCO Sector is required to report performance progress every 6 months as of 31 March and 30 September of each year.

The Company, therefore, herein reports its financial and operational performance as of 31 March 2006 as follows:-

1) Andesite, Gold, and Tin Mining Operations

1.1 Andesite Quarry

Andesite quarry performance in the year 2005 ended December 2005 is as follows

Unit : million Baht

Year	2004	2005
Sales	17.39	21.46
% increase/decrease	-	23.40%
Production costs	16.33	20.71
% increase/decrease	-	26.82%
Gross Margin	6.10%	3.49%

Andesite sales in the year 2005 were Baht 21.46 million, an increased of 23.40% from Baht 17.39 million in the previous year. Operational costs increased 26.82% from Baht 16.33 million in 2004 to Baht 20.71 million in year 2005. The increase in operational costs were due mainly to higher oil prices causing the gross profit margin to decrease from 6.10% in the previous year to 3.49% in year 2005. The Company continued to diversify its products toward the highway construction sector in order to not to depend solely on ballast, as the main product.

1.2 Gold Mining [Tungkum Limited (TKL)]

Tungkum's Gold Project obtained a USD 13 million loan from the EXIM Bank and Bankthai PCL. on March 1, 2005. There was a delay in the construction and installation of the process plant from the initial schedule due mainly to the rescheduling of slurry pumps to be shipped from Australia. However, the plant is currently under construction and installations have now been mainly completed and commercial operations are scheduled to commence in May 2006.

1.3 Tin Mining

Tin performance in year 2005 ended December 2005 as follows:-

Unit : million Baht

Year	2004	2005

Sales	39.77	2.35
% increase/decrease	-	(94.09%)
Production cost	37.06	2.27
% increase/decrease	-	(93.87%)
Gross Margin	6.81%	3.40%

In year 2005, the Company's tin ore sales were Baht 2.35 million, a decrease of 94.09% when compared to Baht 39.77 million in the previous year. Production costs decreased 93.87% from year 2004. The Company ceased its offshore tin mining operations since April 2005 due to a higher production costs and increased royalty rates on tin. Currently, the Company is awaiting the results of tin royalty review by the Government.

In connection with tin mining prospects farther offshore, the Company has raised its share holdings in Sea Minerals Limited (SML), which owns a large offshore tin concession, to 83.70%. Currently, the Company has embarked on the technical and financial feasibility of mining this deposit and has initiated contact with engineering and resource evaluation firms experienced in offshore mining and dredging.

2) Property development

The 29-storey condominium project on Ratchadapisek road is on temporary hold due to the high increase in oil prices which affects both the costs of construction materials and also the overall market situation. The Company has plans to review the project and property development market conditions prior to any further development.

3) The Company's debt restructuring

In Debt Restructuring, THL has completed restructuring by converting its short term liabilities into long term liabilities to suit the Company's financial situation since July 2001. Since then, the Company has always repaid the principal and outstanding interest according to the payment conditions. The restructuring debt balance as at the end of March 2006 is as follows:-

Banks	Principal/ Balance	Outstanding Interest/	Total/ Balance	Terms (Years)	Grace Period	Payment Condition

	(Baht)	Balance (Baht)	(Baht)	(Years)		
Financial Institution1	31,281,736/ 14,775,332	3,998,107/ 1,665,878	35,279,843/ 16,441,210	7	2	Monthly,Baht 0.60 million each.Starting April 2003
*Financial Institution2	6,832,633/ 3,074,685	1,121,537/ 504,691	7,954,170/ 3,579,376	7	2	Monthly, Baht 0.13 million each. Starting June 2003
Financial Institution3	15,502,687/ 12,656,069	1,384,520/ 0	16,887,207/ 12,656,069	10	2	Monthly, Baht 0.25 million each in Year 3-7, and Baht 0.28 million each in Year 8-10, starting July 2003
Financial Institution4	10,000,000/ 5,709,127	-	10,000,000/ 5,709,127	10	2	Quarterly, Baht 0.25 mil each in Year3-5 and Baht 0.35 million each in Year 6-10, Starting March 2003
Total	63,617,056/ 36,215,213	6,504,164/ 2,170,569	70,121,220/ 38,385,782			

Note : * Under Cholsin Limited, THL's subsidiary.

As of December 2005, the Company has a loss of Baht 69.02 million or Baht 0.10 per share compare to a loss of Baht 57.21 million or Baht 0.11 per share in the year 2004, the higher loss was a result of the share of loss from investment in Sea Minerals Limited in which the Company has raised its share holdings to 83.70%. The share of loss from investment amounts to Baht 6.9 million in the year 2005.

The Company, therefore, reports the progress of its financial and operational performances in accordance with its Rehabilitation Plan (or Operational Plan) as of March 2006 for your consideration.

Sincerely yours,

(Dr. J. Peter Mills) (Mr. Udom Chirapanathorn)
Director Director

Date/Time : 24/03/2006 13:25

THL : Names and Scope of Performance of Audit Committee-F24-3

F 24-3
Form for Report on Names of Members and Scope of Performance
of the Audit Committee

The board of directors meeting / Tongkah Harbour PCL No. 2/2006 held on 22 March 2006 passed a resolution appointing Mr.Somsak Potisat as Independent Director and Member Audit Committee in place Mr. Tiwa Sukumoljuntrat therefore, at 22 March 2006

1.Names of members of the Audit Committee are as follows :

		Remaining terms of holding office
Chairman of the Audit Committee	Mr.Kriang Kietfuengfoo	- year(s) 2006
Member of the Audit Committee	Mrs.Arida Vidhyananda	1 year(s) 2007
Member of the Audit Committee	Mr. Somsak Potisat	1 year(s) 2007
Secretary of the Audit Committee	Mr. Chalermchai Martmuang	

Certificates and Resumes of 1 member of the Independent Director and Audit Committee are attached hereto.

2. The Audit Committee of the Company has the scope of duties and responsibilities, and shall report to the board of directors on:
1. Ensuring that all financial reporting is in accordance with generally excepted accounting procedures.
2. Ensuring timely and transparent regulatory compliance.
3. Making informed recommendations regarding the Company's accounting policies practices.
4. Reviewing the scope, cost and results of internal and external audits.
5. Maintaining communication between the Board of Directors and the Company's internal finance department and/or external auditors.
6. Assessing the adequacy of the Company's administrative, operating and accounting controls and working suggestions for possible improvement.
7. Reviewing any matter that may potentially affect the financial welfare of the company and/or connected transactions involved with related companies.
8. Reviewing and making recommendations in the Company's internal control.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Signature ______________________Director

(Mr. Ronald Ng Wai Choi)

(Seal)

Signature ______________________Director

(   )

Date/Time : 24/03/2006 08:41

THL : The Appointment of Director (Revised)

THL 151-024/3/2006

22 March 2006

Director General
The Stock Exchange of Thailand

Dear Sir,

Re: Board's Resolution Concerning Shareholders (Revised Edition)

Pursuant to the Board of Directors' Meeting No. 2/2006 held on 22 March 2006, the Company hereby informs the Stock Exchange of Thailand (SET), shareholders and investors regarding the following Board Resolution:-

1. The appointment of Mr. Somsak Potisat as Independent Director and Audit Committee Member replacing Mr. Tiwa Sukumoljantra effective 22 March 2006.

The Company's Audit Committee therefore consists of Three members as follows:-

1) Mr. Kriang Kietfuengfoo Independent Director and Chairman of Audit Committee
2) Mrs. Arida Vidhyananda Independent Director and Audit Committee Member
3) Mr. Somsak Potisat Independent Director and Audit Committee Member

2. Recommend to the Shareholders for approval the appointment of Mr. Nopadol Mantajit as Director replacing Mr. Sunthorn Choorak who retired by rotation and also appoint as the Independent Director.

Please be informed accordingly.

Yours faithfully,

Mr. Chalermchai Martmuang
The Secretary to the Executive Boards of Directors

RECEIVED

2006 JUL 18 P 2:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date/Time : 23/03/2006 09:05

THL : Appointment Independent Director and Audit Committee Member

THL 151-024/3/2006

22 March 2006

Director General
The Stock Exchange of Thailand

Dear Sir,

Re: Board's Resolution Concerning Shareholders

Pursuant to the Board of Directors' Meeting No. 2/2006 held on 22 March 2006, the Company hereby informs the Stock Exchange of Thailand (SET), shareholders and investors regarding the following Board Resolution:-

1. The appointment of Mr. Somsak Potisat as Independent Director and Audit Committee Member replacing Mr. Tiwa Sukumoljantra effective 22 March 2006.

The Company's Audit Committee therefore consists of Three members as follows:-

1) Mr. Kriang Kietfuengfoo Independent Director and Chairman of Audit Committee
2) Mrs. Arida Vidhyananda Independent Director and Audit Committee Member
3) Mr. Somsak Potisat Independent Director and Audit Committee Member

2. Recommend to the Shareholders for approval the appointment of Mr. Nopadol Mantajit as Independent Director replacing Mr. Sunthorn Choorak who retired by rotation.

Please be informed accordingly.

Yours faithfully,

Mr. Chalermchai Martmuang
The Secretary to the Executive Boards of Directors

Date/Time : 10/03/2006 09:03

THL : Omit dividend payment and Set date of AGM

THL151-019/03/2006

9 March 2006

Director General
The Stock Exchange of Thailand

Dear Sir,

Re: Board's Resolution Concerning Shareholders

Pursuant to the Board of Directors' Meeting No. 1/2006 held on 9 March 2006, the Company hereby informs the Stock Exchange of Thailand (SET), shareholders and investors regarding the following Board Resolution:-

1. THL's Audit Committee Members recommended and the Board of Directors approved the audited accounts for yearended 31 December 2005 for recommendation to shareholders.
2. To approval the AMT & Associated for recommendation to the shareholders as the Company's auditor for 2006 and fix their remuneration.
3. To approval the Directors fees for the year 2006 for recommendation to shareholders.
4. The Company will call for the Annual General Meeting of the Shareholders (AGM) No.12/2006,to be held on Friday, 28 April 2006 at 9:30 hrs. at Wangchan Room, 4th Floor, The Grand Hotel No. 238 Ratchadapisek Road, Huay Kwang Bangkok 10320 Thailand, as the proposed agenda is outlined below.

Agenda No. 1. Consider and, if accepted, confirm the minutes of the previous shareholders' AGM no. 11/2005, dated 4 March 2005.
Agenda No. 2. Acknowledge the Company's Annual Report for the year 2005.
Agenda No. 3. Approve the audited financial statements for the fiscal year.
Agenda No. 4. Approve the non-allocation of dividend payments.
Agenda No. 5. Consider and approve offsetting accumulated losses against share premiums.
Agenda No. 6. Consider and elect directors in place of those directors retiring by rotation and appoint the Board of Directors to elect Director

to fill vacancy and fixing directorate remuneration for the year 2006.
Agenda No. 7. Consider and appoint the Company's auditor(s) and affix their remuneration for the fiscal year 2006.
Agenda No. 8. Consider and approve the trading of THL Share AIM or other alternatives or issue of financial instruments to give access to trading of THL.
Agenda No. 9. Other matters.

5. The Company's share register book be closed on Friday 7 April 2006 at 12:00 hrs for the right to attend the AGM of the Shareholders No. 12/2006 until such Meeting is completed.
6. To approval and authorize Mr. Kriang Kiatfuengfoo, Chairman of the Audit Committee and Independent Director or Mrs. Arida Vidhyananda, Audit Committee Member and Independent Director, to act as proxy holder of the Company's Shareholders unable to attend the AGM.
7. The Company will not make any dividend payments as the Company's operated at a loss for the year ending 31 December 2005 in accordance with the law.

Please be informed accordingly.

By order of the Board.

Yours faithfully,

Mr. Chalermchai Martmuang
The Secretary to the Executive Boards of Directors

RECEIVED
2006 JUL 18 P 2:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date/Time : 01/03/2006 18:27

THL : Clarifying Operating Result 2005

THL A/C 151-015/03/2006

March 1, 2006

Director General
The Stock Exchange of Thailand

Dear Sir,

Subject : Clarifying Financial Statements for the year ended December 31, 2005 - Comparison of operating results for the year ended 2005 and 2004

With reference to our Report and Consolidated Financial Statements (Audited by Certified Public Accountant BDO Richfield Co.,Ltd.), and the summary of Financial Statements for the year ended 31 December 2005 being submitted to the Stock Exchange of Thailand on March 1, 2006, we would like to highlight operating results as follows:-

The Company reported a net loss for the year ended December 31, 2005 of Baht 69.02 million, compared with a net loss of Baht 57.21 million for the previous year.

1. Tin ore sales

A substantial reduction in tin ore sales for the year as compared to the previous year is due to the Company's decision to temporarily suspend the operation pending further review by the Government on issue related to tin royalty rate.

2. Increase in Andesite Sales by Baht 4.07 million

Andesite sales for the year increased from Baht 17.39 million to Baht 21.46 million from the previous year. The increase was mainly due to increased sales and deliveries to contractors for the State Railway of Thailand (SRT). The margin was decreased from 6 percent to 4 percent as a result of increase in oil price. However, we have adjusted the selling price to be in line with that of increased cost.

3. Selling and Administrative Expenses.

The Selling and Administrative expenses decreased by Baht 0.96 million compared to the previous. Meanwhile, the Company continues its stringent expenses control policy.

4. Other(s).

The increase in loss from last year can be attributed to the 83.70 shares of Sea Minerals Limited acquired during 2005 and that has resulted in share of loss being recognized in the consolidated financial statements for the year amounting to Baht 6.93 million.

Please be informed accordingly.

Your faithfully,
TONGKAH HARBOUR PUBLIC COMPANY LIMITED

(Dr. John Peter Mills / Mr.Udom Chirapanathorn)
Director

Date/Time : 01/03/2006 18:12

THL : Progress Report

THL 151-017/03/2006

1 March 2006

Director General
The Stock Exchange of Thailand

Dear Sir:

SUBJECT: PROGRESS REPORTS ON PROJECTS OF
TONGKAH HARBOUR PUBLIC COMPANY LIMITED

Tongkah Harbour Public Company Limited (THL) and D.S. Prudential Co., Ltd., THL's Financial Advisor, provide herein up-to-date progress on its various projects and those of its affiliated companies.Essentially, THL continues to focus on its core business which is mineral exploration and mining and property development.

Activities currently in progress include (1) expediting the implementation of the mining program of Tungkum Ltd. (TKL), (2) directing its mining subsidiary, Cholsin Ltd. (as its quarry crushing plant operator), (3) conducting its andesite mining project in Saraburi Province, (4) managing tin mining on its offshore leases at Phuket, and (5) reviewing options and overseeing property development for the Company's land banks in Phuket and Bangkok.

1. EXPLORATION AND MINING

1.1 GOLD MINING

THL has a 98.86% effective working interest in TKL, which has 100% control of the mineral concessions for exploration and mining of gold and related minerals in Loei Province, Northeast Thailand.

MINE DEVELOPMENT

On obtaining formal approval of financing arrangements (USD 13.3 million for plant construction and equipment) with the Board of Directors of Export-Import Bank of Thailand (EXIM) and Bankthai Public Company Limited on 1 March. the Company focused on: 1) completing infrastructure development, 2) sourcing and ordering heavy equipment essential for site construction and mining, 3) finalizing the sourcing of processing plant equipment in Australia, 4) reaching agreement with expert expertise personnel to take up certain key positions in the Project, and 5) completing negotiations with several engineering firms to provide the expertise and coordination to see the development phase through to completion and commissioning.

Site development and construction at the Loei gold project is in full swing with construction progress as follows:

1. Infrastructure

The electric power supply system has been completed. Additional transformers are being installed. The water supply bore holes have been completed and work on the reticulation system is in progress.

2. Earthworks and Civil Engineering

All works including roads and plant site patios have been completed. Various building constructions, embankments, and retaining the wall, have been completed and construction of concrete foundation are in progress.

3. Initial Mining

Whilst completing the above civil works, excavation on target T-1 has commenced to supply ore for the ROM pad (already prepared) stockpile with waste going to the dump site/embankment interface.

4 Crusher and SAG Mill

The Crusher, and SAG mill and its accessories have arrived at the site. The conveyors and other accessories are being installed.

5. Processing plant

5.1.steel Fabrication: The steel fabrication has been completed including steel structures, nine leach tanks, thickener tank, and other re-agent tanks.

5.2.Equipment Installations: The engineering firm of Claymore and Associates, Perth, Australia, well experienced in gold processing plant construction, has been commissioned to be the overall supervisors of the processing plant installations through to commissioning. Currently, the installations are in progress. There is some delay of the shipment of slurry pumps from Australia, and rescheduled arrival on March 25, 2006.

5.3.Piping and electrical installations: Piping and electrical wiring and fixtures are being installed and scheduled to be completed by the end of March.

5.4.Processing Chemicals and supplies: All major chemicals and supplies used in the gold extraction process have been ordered and scheduled to be at the site by the end of March..

6. Commissioning Schedule :

It is likely that the construction and erection of the process plant will be completed by the end of March, about a one month delay from the initial schedule due to the rescheduling of slurry pumps to be shipped from Australia. Plant commissioning should begin around by mid April,

final approvals for commencement from the Department of Primary Industry and Minerals (DPIM). Initial gold production from the Loei Operation is targeted for May 2006.

1.2 ANDESITE MINING

Cholsin Limited (CSL) is under contract to handle the rock crushing operations for THL. As such, CSL operates the rock crushing plant and provides both equipment and experienced manpower.

THL is operating under a ten-year license and will work on another ten-year licensed area, which has been approved recently by the Ministry of Industry. All other permits are kept current as required by Government authorities.

1.3 ANDESITE SALES

Andesite sales for the year 2005 increased from Baht 17.39 million to Baht 21.46 million when compared to the previous year. The increase was mainly due to increased sale and delivery of ballast to the contractors for the State Railway of Thailand.

The Company continues to take steps to diversify its product market so that the Company is not so dependent on railway ballast sales alone to ensure operational success. The diversification includes prospects such as the production of railway sleepers, high strength concrete for the construction industry, and modified asphaltic road surfacing.

1.4 OFFSHORE TIN MINING

There was no income from tin was decreased due to the high royalty rate on tin which caused the Company to temporarily stop the tin mining operation in April 2005. The Company is negotiating for a review of the royalty rate with the Department of Primary Industry and Mining to adopt a more competitive rate.

In connection with tin mining prospects farther offshore, the Company has raised its share holdings in Sea Minerals Limited (SML) to 83.70%. SML controls extensive offshore tin resources estimated to exceed 50,000 tons of tin which far exceeds the world's current stockpiles. At this juncture, the Company has completed the technical feasibility study of mining this deposit and has initiated contact with engineering and resource evaluation firms in Europe and Malaysia experienced in offshore mining and dredging Upon completing the financial feasibility study (which is very much dependent on the royalty rate) and verification of its reserves and technical study by independent third party, SML will seek listing of its shares for trading on the Alternative Investment Markets (AIM) of the London Stock Exchange.

2. PROPERTY DEVELOPMENT

2.1 PHUKET PROPERTY HOLDINGS

On 5 October 2004, the Siam Commercial Bank Pcl.(SCB) transferred the land at Saphan Hin in Phuket, adjacent to the town center, totaling 6-3-51.3 rai under title deed # 2613, to the Company after receiving the last payment of Baht 10 million. This land transfer consolidates the Company's land holding providing a contiguous area with sea frontage of 24-3-36.4 rai at Phuket Bay. Holding this contiguous land bank provides the Company with much more flexibility in developing the area, particularly in line with the Company's Phuket Bay Rehabilitation and Development Plan proposal, already presented to the Royal Thai Government. The Phuket Government is currently preparing the terms of reference ("TOR") for a bidding process to develop Phuket Bay.

2.2 SKY CLIFF BUILDING (RACHADAPISEK ROAD)

The a 29 story "Le Metro" condominium project is on temporary hold due to the high increase in costs of construction materials following the sharp increase in the price of crude oil. Given that our development is a luxury class development employing very high quality specifications, the increase in construction material costs dramatically impacted our ability to move forward with the project while allowing us to still make a profit. As such, Management determined that it was in the best interest of the Company to keep this project on hold, pending oil price stabilization which would then allow construction materials to settle at more reasonable prices which would in turn increase the project's profit margin.

The building construction permit has been extended by one year by Bangkok Metropolitan Administration (BMA). Currently, the Company is negotiating with an institutional fund to double the equity base and lessen the Company's dependency on bank borrowings.

3. OTHER ACTIVITIES

3.1 AUDIT COMMITTEE ACTIVITIES

The Audit Committee held its quarterly meeting to review the audited financial statement for the year 2005, and other company activities. The committee noted that the accounting policies and principles being used by THL meet with standard accounting practices.

The above constitutes THL's activities for the forth Quarter of 2005 and subsequent significant events.

Sincerely,

TONGKAH HARBOUR PUBLIC COMPANY LIMITED

.... Executive Director

(Dr. J. P. Mills, Mr. Udom Chirapanathorn)

1

Date/Time : 01/03/2006 18:04

THL : Audited Yearly F/S And Consolidated F/S (F45-3)

(Audited Yearly F/S and Consolidated F/S (F45-3))
Reports: Audited yearly and consolidated statements as follows.
Name TONGKAH HARBOUR PUBLIC COMPANY LIMITED

	Audited (In thousands) Ending 31 December For year	
Year	2005	2004
Net profit (loss)	(69,016)	(57,214)
EPS (baht)	(0.10)	(0.11)

Auditors Opinion:
Unqualified Opinion with an emphasis of matters

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________________
(Udom Chirapanathorn / Dr. John Peter Mills)
Position Director

Authorized to sign on behalf of the company

TONGKAH HARBOUR PUBLIC COMPANY LIMITED

AND ITS SUBSIDIARIES

REPORT AND CONSOLIDATE FINANCIAL STATEMENTS

31st DECEMBER, 2005

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Shareholders and Board of Directors of

Tongkah Harbour Public Company Limited

I have audited the accompanying consolidated balance sheets of Tongkah Harbour Public Company Limited and its subsidiaries as at 31st December, 2005 and 2004 and the related consolidated statements of earnings, change in shareholders' equity and cash flow for the years then ended and the separate financial statements of Tongkah Harbour Public Company Limited for the same period. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Tongkah Harbour Public Company Limited and its subsidiaries and of Tongkah Harbour Public Company Limited as at 31 December, 2005 and 2004 and the results of its operation, the changes in shareholders' equity and cash flow for the years then ended in conformity with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to the followings:

1) As discussed in Note 2 to the financial statements, the Company and its subsidiary companies have experienced persistent operating losses and have current liabilities substantially in excess of current assets. Nevertheless, the accompanying financial statements have been prepared on the going concern basis, assuming that the realization of assets and settlement of liabilities and obligations will occur in the ordinary course of business of the Company and its subsidiary companies, without any expectation of significant disruption to the ongoing activities.

2) As discussed in Note 14 to the financial statements, land awaiting development of a subsidiary company (Sky Cliff Limited) amounting to Baht 409 million, is stated at the fair market value appraised by an independent appraisal company according to his report dated 14th July, 1999. However according to the report of independent appraisal company dated 10th November, 2005, the fair market value of the land was approximately Baht 409 million equal the previous reappraised value.

3) As discussed in Note 25 to the financial statements, due to persistent losses generated from operating results, the Company and the subsidiary company (Cholsin Limited) considered whether there had been impairment of the value of its operating equipment, of which the net book value as at 31st December, 2005 was approximately Baht 64.1 million and approximately Baht 46.6 million for the Company only (2004 : Approximately Baht 69.9 million and Baht 49.4 million for the Company only). To this end, cash flows from the quarry were projected, using a discounted rate of 7 percent. These projected cash flows suggested that the future cash flows would be in excess of the net book value of the assets as at the balance sheet date. The Company believes that the future projected cash flows from the quarry would not be significantly different from the projection and will exceed the net book value of the assets as at the balance sheet date.

4) As discussed in Note 3 to the financial statements, according to the SET decision to allow the trading of the Company's securities since 25th March, 2003, the Company has to submit the progress report on the Company's operation of each business to the SET every 3 months. On 14th November, 2005 the SET had announce to post "SP" (Suspension) signs to suspend trading of securities until the Company are able to improve the qualification and reinstated back to their normal sector.

Mr. Boonsri Techavarutama

Certified Public Accountant (Thailand) No. 3336

BDO Richfield Limited

Bangkok : 15th February, 2006

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005	2004	2005	2004
Assets					
Current assets					
Cash and cash equivalents	8	31,836	142,354	222	13,277
Current investment - fixed deposits		602	2	1	1
Trade accounts receivable - net	9	6,242	3,159	6,242	3,159
Short-term advances to related parties	7	3,347	4,638	2,005	1,383
Short-term loans to related parties	7	-	-	82,893	66,970
Inventories - net		10,484	12,853	9,880	11,704
Other current assets					
Cash advance - general		1,171	1,080	1,063	825
Input tax refundable		10,248	4,216	2,690	2,674
Others		6,166	4,691	2,590	2,211
Total other current assets		17,585	9,987	6,343	5,710
Total current assets		70,096	172,993	107,586	102,204
Non-current assets					
Long-term investments					
Investments accounted for under equity method	10.1	-	827	671,123	706,059
Long-term investment in other projects					
Tin mining	11	-	731	-	731
Andesite mining	12	42,148	42,244	42,148	42,244
Gold mining	13	403,942	368,315	-	-
Phuket project		7,000	7,000	7,000	7,000
Le Metro Condominium project	14	469,365	471,284	-	-
Other receivable - related parties	7	124	64	17,364	18,179
Long-term loans to related parties	7	-	-	321,549	174,057
Property, plant and equipment - net	15	381,828	187,809	120,780	120,611
Goodwill		2,543	801	-	-
Other non-current assets	16	10,877	573	519	275
Total non-current assets		1,317,827	1,079,648	1,180,483	1,069,156
Total assets		1,387,923	1,252,641	1,288,069	1,171,360

The accompanying notes are an integral part of the financial statements.

__________________ DIRECTOR　　__________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005	2004	2005	2004
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts		3,193	322	3,193	322
Trade account payable - related party	7	-	-	16,978	17,129
Trade account payable - others	17	6,363	11,582	484	1,581
Current portion of long-term loans	18	21,111	20,711	19,520	19,120
Short-term advances from related parties	7	4,195	1,447	972	1,255
Short-term loans from related parties	7	3,164	78,146	6,908	80,520
Current portion of hire purchase creditors	20	12,365	5,976	440	1,248
Other current liabilities					
Accrued expenses		13,126	12,971	6,718	6,852
Others		17,532	12,293	6,711	1,449
		30,658	25,264	13,429	8,301
Total current liabilities		81,049	143,448	61,924	129,476
Non-current liabilities					
Long-term loans from related party	7	-	-	7,455	7,815
Long-term loans - net	18	55,983	76,489	53,597	72,512
Hire purchase creditors - net	20	26,355	11,824	334	536
Provision for loss from investments accounted for under equity method	10.2	7,200	-	52,485	38,854
Provision for environmental restoration expenses	21	10,560	-	250	-
Total non-current liabilities		100,098	88,313	114,121	119,717
Total liabilities		181,147	231,761	176,045	249,193
Shareholders' equity					
Share capital					
Registered					
756,939,463 ordinary shares of Baht 1 each					
(2004 : 605,551,570 ordinary shares of Baht 1 each)	3, 22	756,940	605,552	756,940	605,552
Issued and fully paid-up					
756,939,463 ordinary shares of Baht 1 each					
(2004 : 605,551,570 ordinary shares of Baht 1 each)	3, 22	756,940	605,552	756,940	605,552
Share premium - net	22, 23	487,700	380,215	487,700	380,215
Revaluation surplus (decrease) on land		(4,903)	(4,903)	-	-
Retained earnings (deficit)					
Unappropriated		(132,616)	(63,600)	(132,616)	(63,600)
Equity attributable to the Company's shareholders		1,107,121	917,264	1,112,024	922,167
Minority interests - equity attributable to minority shareholders of subsidiaries		99,655	103,616	-	-
Total shareholders' equity		1,206,776	1,020,880	1,112,024	922,167
Total liabilities and shareholders' equity		1,387,923	1,252,641	1,288,069	1,171,360
		-	-	-	-

The accompanying notes are an integral part of the financial statements.

_______________ DIRECTOR _______________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005	2004	2005	2004
Revenues					
Sales					
Tin ore sales		2,352	39,769	2,352	39,769
Andesite sales		21,461	17,388	21,461	17,388
Other income					
Interest income	7	925	36	13,519	9,488
Amortization of excess of net book value over cost of investments accounted for under equity method		-	22	-	-
Others	7	2,875	2,472	5,214	14,363
Total revenues		27,613	59,687	42,546	81,008
Expenses					
Cost of sales					
Cost of tin ore sales		2,271	37,056	2,271	37,056
Cost of andesite sales	7	20,706	16,330	19,440	17,801
Selling and administrative expenses	7	63,392	64,351	27,060	28,604
Loss from diminution in value of inventories		1,982	799	1,982	799
Directors' remuneration	24	243	303	243	303
Share of loss from investments accounted for under equity method		-	311	52,489	46,280
Share of loss before purchase of shares - Sea Minerals Limited		6,933	-	-	-
Goodwill amortization		188	-	-	-
Total expenses		95,715	119,150	103,485	130,843
Loss before interest expenses		(68,102)	(59,463)	(60,939)	(49,835)
Interest expenses	7	(5,215)	(5,268)	(8,077)	(7,379)
Loss before minority interest		(73,317)	(64,731)	(69,016)	(57,214)
Minority interest in (earnings) loss of subsidiaries		4,301	7,517	-	-
Net earnings (loss)		(69,016)	(57,214)	(69,016)	(57,214)
Basic earnings (loss) per share (Baht per share)					
Net earnings (loss)		(0.10)	(0.11)	(0.10)	(0.11)
Weighted average numbers of ordinary share (Thousand shares)		715,048	537,122	715,048	537,122

The accompanying notes are an integral part of the financial statements.

_______________ DIRECTOR _______________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

		Consolidated					
	Note	Issued and paid-up share capital	Share premium - net	Revaluation surplus (decrease) on land	Retained earnings (deficit)	Minority interest	Total
(Restated)							
Balance as at beginning of period 2004		483,649	221,256	(4,903)	(6,386)	111,133	804,749
Ordinary shares issued and paid-up	*22.1*	121,903	158,959	-	-	-	280,862
Net earnings (loss)		-	-	-	(57,214)	-	(57,214)
Minority interest in earnings (loss) of subsidiaries		-	-	-	-	(7,517)	(7,517)
Balance as at end of period 2004		605,552	380,215	(4,903)	(63,600)	103,616	1,020,880
Ordinary shares issued and paid-up	*22.2*	151,388	107,485	-	-	-	258,873
Net earnings (loss)		-	-	-	(69,016)	-	(69,016)
Minority interest in earnings (loss) of subsidiaries		-	-	-	-	(4,301)	(4,301)
Adjust minority interest from investment accounted for under equity method		-	-	-	-	340	340
Balance as at end of period 2005		756,940	487,700	(4,903)	(132,616)	99,655	1,206,776

The accompanying notes are an integral part of the financial statements.

____________________ DIRECTOR

____________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Note	The Company Only			
		Issued and paid-up share capital	Share premium - net	Retained earnings (deficit)	Total
(Restated)					
Balance as at beginning of period 2004		483,649	221,256	(6,386)	698,519
Ordinary shares issued and paid-up	*22.1*	121,903	158,959	-	280,862
Net earnings (loss)		-	-	(57,214)	(57,214)
Balance as at end of period 2004		605,552	380,215	(63,600)	922,167
Ordinary shares issued and paid-up	*22.2*	151,388	107,485	-	258,873
Net earnings (loss)		-	-	(69,016)	(69,016)
Balance as at end of period 2005		756,940	487,700	(132,616)	1,112,024

The accompanying notes are an integral part of the financial statements.

__________________ DIRECTOR   __________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Cash flows from operating activities				
Net earnings (loss)	(69,016)	(57,214)	(69,016)	(57,214)
Adjustment to reconcile net earnings (loss) to net cash provided by (used in) operating activities :-				
Depreciation	24,068	17,130	7,387	6,928
Loss from diminution in value of inventories	1,982	-	1,982	-
Amortization - investment in andesite mining	863	863	863	863
Amortization - investment in tin mining	731	972	731	972
Share of (earnings) loss of from investments accounted for under equity method	-	311	51,533	46,280
Share of loss before purchase of shares - Sea Minerals Limited	6,933	-	-	-
Minority interest in earnings (loss) of subsidiaries	(4,301)	(7,517)	-	-
Goodwill amortization	188	-	-	-
Amortization of excess of net book value over cost of investments accounted for under equity method	-	(315)	-	-
Provision for environmental restoration expenses	10,560	-	250	-
	(27,992)	(45,770)	(6,270)	(2,171)
(Increase) decrease in operating assets:-				
Trade accounts receivable	(3,083)	(1,249)	(3,083)	(1,249)
Short-term advances to related parties	1,291	9,232	(622)	9,232
Inventories	387	(6,650)	(158)	(6,277)
Other current assets	(7,598)	(257)	(633)	(815)
Other receivable - related parties	(60)	(64)	815	(9,915)
Other non-current assets	(10,304)	415	(244)	1
Increase (decrease) in operating liabilities:-				
Trade accounts payable - related party	-	-	(151)	3,103
Trade accounts payable - others	(5,219)	(33,088)	(1,097)	(587)
Short-term advances from related parties	2,748	(5,753)	(283)	(5,314)
Other payable - related parties	-	-	-	(45)
Other payable - purchase of office building and land	-	(70,127)	-	(70,127)
Other current liabilities	5,394	8,031	5,128	401
Net cash provided by (used) from operating activities	(44,436)	(145,280)	(6,598)	(83,763)

The accompanying notes are an integral part of the financial statements.

_______________ DIRECTOR _______________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOW (Continued)

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Cash flows from investing activities				
(Increase) decrease in short-term loans to related parties	(600)	1,722	(15,923)	(54,637)
(Increase) decrease in investments accounted for under equity method	1,094	(1,138)	(2,966)	(154,184)
Goodwill from purchase of shares	(1,930)	-	-	-
Adjust minority interest from investment accounted for under equity method	340	-	-	-
(Increase) decrease in investments in andesite mining	(767)	(1,291)	(767)	(1,291)
(Increase) decrease in investment in gold mining	(35,627)	(9,545)	-	-
(Increase) decrease in investments in Phuket project	-	(7,000)	-	(7,000)
(Increase) decrease in Le Metro Condominium project	1,919	(1,525)	-	-
(Increase) decrease in long-term loans to related parties	-	-	(147,492)	(60,316)
(Increase) decrease in property, plant and equipment	(230,672)	(25,917)	(7,556)	(2,073)
Proceed from disposals of fixed assets	12,585	-	-	-
Net cash provided by (used) from investing activities	(253,658)	(44,694)	(174,704)	(279,501)
Cash flows from financing activities				
Increase (decrease) in bank overdrafts	2,871	(3,884)	2,871	(3,884)
Increase (decrease) in loans from financial institution	-	(50,000)	-	-
Increase (decrease) in short-term loans from related parties	(74,982)	75,624	(73,612)	75,624
Increase (decrease) in long-term loans from related parties	-	-	(360)	(4,875)
Increase (decrease) in long-term loans	(20,106)	29,122	(18,515)	30,714
Increase (decrease) in hire purchase creditors	20,920	(1,985)	(1,010)	(3,012)
Proceed from the share capital increased	258,873	280,862	258,873	280,862
Net cash provided by (used) from financing activities	187,576	329,739	168,247	375,429
Net increase (decrease) in cash and cash equivalents	(110,518)	139,765	(13,055)	12,165
Cash and cash equivalents at beginning of year	142,354	2,589	13,277	1,112
Cash and cash equivalents at end of year	31,836	142,354	222	13,277
Supplemental cash flow information :-				
Cash paid during the year for				
Interest expenses	6,982	7,866	5,449	5,921
Income tax	249	210	18	94

The accompanying notes are an integral part of the financial statements.

______________________ DIRECTOR ______________________ DIRECTOR

1. GENERAL INFORMATION

Tongkah Harbour Public Company Limited was incorporated as a limited company under the Thai Civil and Commercial Code on 7th January, 1976 and become a public limited company on 6th June, 1994. The Company is engaged in the core business of offshore tin mining, gold exploration and mining, igneous rock quarrying, and property development and management. Its registered office is located at No. 252/11 7th Floor, Muangthai Phathara Office Tower I, Ratchadapisek Road, Huaykwang, Bangkok. The Company has two branches. The first branch is located at 12 Soi Sapanhin, Amphur Muang, Phuket and the second branch is located at 68/6 Moo 4, Tambol Thatom, Amphur Kaengkhoi, Saraburi.

	Consolidated		The Company Only	
	2005	2004	2005	2004
Number of employees at the end of year (Persons)	82	84	30	28
Employee expenses (Thousand Baht)	26,439	27,502	11,172	11,025

The operational progress of its subsidiary companies

Tungkum Limited (a subsidiary company) was incorporated to operate a gold mining in Loei Province. The first three mining licenses and the remaining three licenses were officially approved by the Ministry of Industry on 25th October, 2002 and 23rd January, 2003 respectively. Regarding the approval of six licenses, the fee amounting to Baht 6.5 million was paid to the Department of Mineral Resources (DMR) on 13th March, 2003. In addition, Tungkum Limited received Investment Promotion Certificate No. 1108/2546 dated 25th February, 2003 from the Board of Investment. On 26th December, 2005, Tungkum Limited has signed credit facility contract by two local banks. Currently, Tungkum Limited is in the process to construct the infrastructure and processing plant for the due production.

Sky Cliff Limited (a subsidiary company) intended to develop a serviced residential building - Le Metro Condominium on the plots of its own land. The project construction commenced on September, 2003 with the estimated cost (excluding cost of land) of Baht 905 million. The piling work process has been completed. The progress report dated 14th November, 2005 of Tongkah Harbour Public Company Limited as submitted to the Stock Exchange of Thailand reported that Sky Cliff Limited is temporary suspended due to uncertainty in pricing materials for construction. The management is currently appraising the situations of material prices and market. Once the favorable suppliers are obtained, business will continue as usual. Human Resources are transferred to Tungkum Limited to assist its due production phase.

______________________ DIRECTOR ______________________ DIRECTOR

2. ASSUMPTION OF PREPARATION OF THE FINANCIAL STATEMENTS

As shown in the financial statements, the Company and its subsidiary companies have experienced continuous operating losses and had current liabilities substantially in excess of current assets. Nevertheless, the accompanying financial statements have been prepared on the going concern basis, assuming that the realization of assets and settlement of liabilities and obligations will occur in the ordinary course of business of the Company and its subsidiary companies, without any expectation of significant disruption to the ongoing activities.

3. THE PROGRESS REPORT ON THE COMPANY'S OPERATION

According to the SET decision to allow the trading of the Company's securities since 25th March, 2003, the Company has to submit the progress report on the Company's operation of each business to the SET every 3 months. On 14th November, 2005 the SET had announce to post "SP" (Suspension) signs to suspend trading of securities until the Company are able to improve the qualification and reinstated back to their normal sector.

4. TIN MINING OPERATIONS

On 12 December 1997, the Company entered into a tin mining agreement with a contractor to operate an offshore tin mining concession under the Company's technical and engineering supervision and control in the Company's lease areas. Under the agreement, the Company receives a monthly fixed income. Such agreement has been renewed several times and recently expired in December 2002. The latest agreement permits the new contractor to operate tin mining until 31 January 2005, with the Company to receive monthly payments which vary in line with the market price of tin, together with all proceeds from sales of tantalum and tin smelting by-products.

On 21st May, 2004, the Company entered into a tin mining agreement with another contractor for tin production capacity expansion.

By June, 2005, the Company temporarily suspended its offshore tin mining operation due to the cost burden of royalty fees on the contractors rendering it unprofitable to continue until the rate are revised. Negotiations are ongoing to reduce current royalty rates with government.

Tin ore production and stock for the year are shown below:

(Unit : Kilograms)

	2005	2004
Production		
Tin ore stock - beginning of year	6,060	11,220
Production during year	4,020	147,420
Sold during year	(10,080)	(152,580)
Tin ore stock - end of year	-	6,060

____________________ DIRECTOR   ____________________ DIRECTOR

5. BASIS OF THE CONSOLIDATION AND THE COMPANY'S FINANCIAL STATEMENTS

5.1 The consolidated and the Company's financial statements have been prepared in accordance with accounting standard pronounced by the Institute of Certified Accountants and Auditors of Thailand (ICAAT) and the Announcement of the Commercial Registration Department dated 14th September, 2001 issued under the Accounting Act B.E. 2543.

5.2 The consolidated financial statements include the financial statements of Tongkah Harbour Public Company Limited (hereinafter called "the Company") and the following subsidiaries:

(Unit : Percent)

	Percent owned by the Company as at 31st December		Nature of business	Percentage of: Total assets included in the consolidated total assets as at 31st December		Percentage of: Total revenues included in the consolidated total revenues for the year ended 31st December	
	2005	2004		2005	2004	2005	2004
Sky Cliff Limited	75.00	75.00	Developing service apartment	35	39	-	-
Tungkum Limited (95.91 percent held directly by the Company and 2.95 percent held through Cholsin Limited (2004 : 95.91% and 2.95%, respectively))	98.86	98.86	Gold exploration and gold mining development	50	43	-	-
Cholsin Limited	72.10	72.10	Crushing contractor of the Company's andesite mining	5	6	-	-
Sea Minerals Limited	83.70	36.00	Offshore tin exploration	-	-	-	-
Master Mariners Service Company Limited (held through Tungkum Limited)	-	90.48	Registered liquidation on 18th October, 2005	-	-	-	-
Mining and General Management Company Limited	-	64.93	Registered liquidation on 18th October, 2005	-	-	-	-

Outstanding balances between the Company and its subsidiaries, significant intercompany transactions, investments in subsidiaries in the Company's records, and its subsidiaries' share capital and revaluation surplus of land awaiting development have been eliminated from the consolidated financial statements.

The goodwill and the excess of the net book value of its subsidiaries over cost of investments at the acquisition date is presented in the balance sheets and will be amortized over a period of ten years.

6. SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies adopted by the Company and its subsidiaries are summarized below.

6.1 Sales

Revenues from sales of tin ore and andesite are recognized when the goods produced are sold and delivered, after excluding value added tax.

_______________ DIRECTOR _______________ DIRECTOR

6.2 Allowance for doubtful accounts

Allowance for doubtful accounts is provided for the estimated collection losses that may be incurred in collection of receivables. The allowance is based on collection experience and the current status of receivables outstanding at the balance sheet date.

6.3 Inventories

Inventories are valued at the lower of cost (average method) and net realizable value.

6.4 Amortization

Investments in andesite mining (excluded cost of land purchased and cost of land improvement) and tin mining rights are amortized by equal annual installments over the period of 25 years.

6.5 Investments accounted for under equity method

Investments in subsidiaries (only in the financial statements of the Company) are stated under the equity method. Loss of subsidiaries in excess of cost of investments in subsidiaries is presented as a liability under the caption of "Provision for loss from investments accounted for under equity method".

6.6 Other investments

Long-term investments in non-marketable equity securities, which the Company holds as other investments, are valued at cost. The Company recognizes loss on impairment of other investments in the earnings statements when the fair value of the investments is lower than the cost.

6.7 Fixed assets and depreciation

Fixed assets are stated at cost less related accumulated depreciation.

Depreciation of fixed assets, less approximate salvage value, is provided on the straight-line method, over the following estimated useful lives:

Land improvement	-	10 years
Buildings, temporary buildings and dry dock	-	5 years and 20 years
Motor vehicles	-	5 years
Furniture and office equipment	-	10 years
Machinery and equipment	-	10 years
Others	-	5 years and 10 years

No depreciation is provided for land and work in progress.

_______________________ DIRECTOR _______________________ DIRECTOR

6.8 Land awaiting development

Land awaiting development, which is a fixed asset of a subsidiary company, was initially recorded at cost. However, the land was subsequently revalued by an independent appraiser and was therefore recorded by its reappraised value. Revaluations are to be made with sufficient regularity to ensure that the carrying amount of assets does not materially differ from their fair value at the balance sheet date.

The differences arising from revaluation are dealt in the financial statements as follows:

- When an asset's carrying amount is increased as a result of the revaluation, the increase is credited directly to equity under the heading of "Revaluation surplus". However, a revaluation increase will be recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

- When an asset's carrying amount is decreased as a result of the revaluation, the decrease is recognized as an expense. However, a revaluation decrease will be charged directly against the related "Revaluation surplus" to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset. Any excess amount is to be recognized as an expense in the earnings statements.

6.9 Exploration expenditures and development costs

Exploration expenditures and development costs incurred before the date of issuance of mining rights are deferred as assets in the balance sheets to await amortization once the concession begins to earn operating income.

6.10 Environmental restoration expenses

Future expenses relating to environmental liabilities have arisen as a result of past events, the Company establishes a provision when the obligation is incurred and charge to the statement of income over the remains of useful life of mining right and permission. These provisions are made on the best estimation of expenses which pay to current obligation on balance sheet date.

6.11 Interest capitalization

The interest cost of the borrowings related to mine exploration and development has been capitalized and has recorded them under exploration expenditures and development costs, until the mine is ready for its intended use.

6.12 Foreign currency

Exchange rates adopted :-

Foreign currency transactions during the period	-	at the rates ruling on the transaction dates.
Assets and liabilities in foreign currency outstanding on the balance sheet date	-	at the rates ruling on the balance sheet date.

Exchange gains and losses are included in determining earnings.

_______________ DIRECTOR _______________ DIRECTOR

6.13 Buffer stock contributions

Believing that the buffer stock contributions will not be recoverable, the Company has adopted a policy of expending buffer stock contributions to earnings instead of recognizing them as an asset in the balance sheets.

6.14 Impairment of assets

The Company will reduce the carrying amount of the Company's asset to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount. That reduction is an impairment loss.

6.15 Basic loss per share

Basic loss per share as presented in the earnings statements is determined by dividing net loss for the year by the weighted average number of ordinary shares in issued during the year.

6.16 Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Subsequent actual results may differ from these estimates.

7. RELATED PARTY TRANSACTIONS

The Company has certain transactions with its related parties. A portion of the Company's assets, liabilities, revenue and expenses arose from transactions with certain related parties. These related parties are related through investment, common shareholdings and/or directorships. The effects of these transactions are reflected in the financial statement on the basis determined by the Company and the related parties.

The Company has transactions and balances with its related parties as follow:

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Short-term advance to related parties				
Mr. Ronald Ng Wai Choi	2,407	4,010	1,034	755
Sintana Holding Limited	-	408	648	408
Sea Minerals Limited	-	80	33	80
Other Companies	940	140	290	140
	3,347	4,638	2,005	1,383
Short-term loans to related parties				
Sky Cliff Limited	-	-	82,893	66,970

_________________________ DIRECTOR _________________________ DIRECTOR

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Other receivable - related parties				
Tungkum Limited	-	-	5,400	5,400
Sky Cliff Limited	-	-	11,200	11,200
Cholsin Limited	-	-	640	640
Mining and General Management Company Limited	-	-	-	631
Master Mariners Service Limited	-	-	-	244
Aspac Construction Limited	124	64	124	64
	124	64	17,364	18,179
Long-term loans to related parties				
Cholsin Limited				
Principal	-	-	70,780	66,310
Accrued interest receivable	-	-	36,619	31,784
	-	-	107,399	98,094
Tungkum Limited				
Principal	-	-	197,066	63,406
Accrued interest receivable	-	-	17,084	12,557
	-	-	214,150	75,963
	-	-	321,549	174,057
Trade account payable - related party				
Cholsin Limited	-	-	16,978	17,129
Short-term advances from related parties				
Mr. Ronald Ng Wai Choi	972	-	-	-
Sintana Holding Limited	3,220	440	-	-
Mining and General Management Company Limited	-	-	-	253
Mr. John Peter Mills	-	972	972	972
Sino Pac Development (Thailand) Company Limited	-	32	-	30
Other companies	3	3	-	-
	4,195	1,447	972	1,255

_______________ DIRECTOR _______________ DIRECTOR

(*Unit : Thousand Baht*)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Short-term loans from related parties				
Sky Cliff Limited				
Principal	-	-	-	-
Accrued interest payable	-	-	2,375	2,375
	-	-	2,375	2,375
Sea Minerals Limited				
Principal	-	-	1,353	-
Accrued interest payable	-	-	16	-
	-	-	1,369	-
Aspac Construction Limited				
Principal	1,077	3,077	1,077	3,077
Accrued interest payable	861	605	861	605
	1,938	3,682	1,938	3,682
Sintana Holding Limited				
Principal	1,220	73,830	1,220	73,830
Accrued interest payable	6	634	6	633
	1,226	74,464	1,226	74,463
	3,164	78,146	6,908	80,520
Long-term loans from related party				
Cholsin Limited				
Principal	-	-	-	352
Accrued interest payable	-	-	7,455	7,463
	-	-	7,455	7,815

Loans to Tungkum Limited have been made for the purpose of gold exploration and mining. The Company's management believe that these loans will be fully recoverable after gold mining operations commence.

Since 1998, loans have been made to Cholsin Limited for crushing in the Company's andesite mining in Saraburi Province. The Company's management believes that these loans will be fully recoverable. The loans are secured by the pledge of share certificates of Tungkum Limited held by Cholsin Limited, and most of the equipment of Cholsin Limited.

____________________ DIRECTOR   ____________________ DIRECTOR

(Unit : Thousand Baht)

	Consolidated		The Company Only		
	2005	2004	2005	2004	Pricing policies
Transactions with subsidiaries					
(eliminated from the consolidated financial statements)					
Interest income	-	-	13,345	9,459	- Average actual cost of the source of funds provided
Rental income	-	-	2,460	12,180	- At cost, price comparable to the market prices
Management fee	-	-	200	61	
Interest expenses	-	-	52	271	- Average actual cost of the source of funds provided
Crushing cost	-	-	8,640	12,093	- Baht 45 per ton
Electricity	-	-	534	703	- At cost, price comparable to the market prices
Office rental	-	-	-	-	
Transactions with related companies					
Interest income	-	40	-	40	- Average actual cost of the source of funds provided
Rental income	715	660	715	660	- At cost, price comparable to the market prices
Management fee	1,224	1,225	-	-	
Interest expenses	2,441	885	2,441	885	- Actual cost charged by the bank, Minimum Overdraft Rate of a local bank

_________________ DIRECTOR _________________ DIRECTOR

16:39 - 12/7/06

8. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Petty cash	223	172	121	102
Cheque on hand	5,950	-	-	-
Cash at banks				
Current accounts	10,705	12,243	84	12,062
Saving accounts	14,958	129,939	17	1,113
Total	31,836	142,354	222	13,277

9. TRADE ACCOUNTS RECEIVABLE

An aging analysis of the trade accounts receivable as at 31 December is set forth below.

(Unit : Thousand Baht)

	Accounts receivable - Tin ore sales		Accounts receivable - andesite sales		Total	
	2005	2004	2005	2004	2005	2004
Not yet due	-	-	120	600	120	600
Past due for under 3 months	-	-	5,076	1,696	5,076	1,696
Past due for 3 - 6 months	-	-	178	39	178	39
Past due for 6 - 12 months	-	-	8	79	8	79
Past due for over 12 months	1,890	1,890	860	745	2,750	2,635
Total trade accounts receivable	1,890	1,890	6,242	3,159	8,132	5,049
Less: Allowance for doubtful accounts	(1,890)	(1,890)	-	-	(1,890)	(1,890)
Trade accounts receivable - net	-	-	6,242	3,159	6,242	3,159

The Company believes that the amount of allowance for doubtful accounts is adequate in the present situation.

_____________________ DIRECTOR _____________________ DIRECTOR

10. INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD / PROVISION FOR LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD

10.1 Investments accounted for under equity method as at 31 December are presented below:

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Sky Cliff Limited				
Paid up capital	41,927	41,927	41,927	41,927
Acquisition cost	-	-	321,709	321,709
Less : Share of loss - accumulated	-	-	(37,569)	(25,812)
	-	-	284,140	295,897
Tungkum Limited				
Paid up capital	500,000	500,000	500,000	500,000
Acquisition cost	-	-	469,306	469,306
Less : Share of loss - accumulated	-	-	(82,323)	(59,971)
	-	-	386,983	409,335
Sea Minerals Limited				
Paid up capital	-	72,000	-	72,000
Acquisition cost	-	8,338	-	8,338
Less : Share of loss - accumulated	-	(7,511)	-	(7,511)
	-	827	-	827
Investments accounted for under equity method	-	827	671,123	706,059

During the year 2004, the Company additionally made an investment in the ordinary shares of Sea Minerals Limited for 187,200 shares at Baht 6 each (par value at Baht 100 each) amounting to a total cost of Baht 1.14 million. As a result, the Company now holds 259,200 ordinary shares in Sea Minerals Limited, representing 36% and the status of Sea Minerals Limited is changed to a associated company.

So, the Company recognized its share of profit (loss) from the investment in the ordinary shares of Sea Minerals Limited, by using the latter's financial statements for the year ended 30th September, 2004, as audited by another auditor, and did not take into account any adjustment from the different accounting year end between the Company and the latter, since the related monetary value was insignificant.

____________________ DIRECTOR ____________________ DIRECTOR

10.2 Provision for loss from investments accounted for under equity method as at 31 December consists of the followings:

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Cholsin Limited				
Paid up capital	150,000	150,000	150,000	150,000
Acquisition cost	-	-	62,001	62,001
Less : Share of loss - accumulated	-	-	(110,179)	(99,899)
	-	-	(48,178)	(37,898)
Master Mariners Service Company Limited				
Paid up capital	10	10	10	10
Acquisition cost	-	-	-	-
Less : Share of loss - accumulated	-	-	-	(118)
	-	-	-	(118)
Mining and General Management Company Limited				
Paid up capital	1,000	1,000	1,000	1,000
Acquisition cost	-	-	-	362
Less : Share of loss - accumulated	-	-	-	(1,200)
	-	-	-	(838)
Sea Minerals Limited				
Paid up capital	72,000	72,000	72,000	72,000
Acquisition cost	-	-	11,303	-
Less : Share of loss - accumulated	-	-	(8,410)	-
Provision for impairment	(7,200)	-	(7,200)	-
	(7,200)	-	(4,307)	-
Total	(7,200)	-	(52,485)	(38,854)

In January, 2005, the Company made an additional investment in the ordinary shares of Sea Minerals Limited for 226,075 shares at Baht 10 each (par value at Baht 100 each) amounting to a total cost of Baht 2.26 million. As a result, the Company now holds 485,275 ordinary shares in Sea Minerals Limited, representing 67.40% and the status of Sea Minerals Limited is changed from an associated company to a subsidiary company.

In April, 2005, the Company made an additional investment in the ordinary shares of Sea Minerals Limited for 117,360 shares at Baht 6 each (par value at Baht 100 each) amounting to a total cost of Baht 0.70 million. As a result, the Company now holds 602,635 ordinary shares in Sea Minerals Limited, representing 83.70%.

Since such change has no significant effect to the financial statement of the year 2004, the Company had not retrospectively adjusted the comparative financial statement for the year 2004.

Summary of Sea Minerals Limited's share capital, 720,000 ordinary shares of Baht 100 each, held by Tongkah Harbour Public Company Limited as follow :

______________________ DIRECTOR ______________________ DIRECTOR

	No. of share	Percentage of holding	Status
Before year 2004	72,000	10.0%	Investment
Year 2004	259,200	36.0%	Associate company
Year 2005	602,635	83.7%	Subsidiary company

At the Extraordinary Shareholders' Meeting No. 1/2005 on 20th May, 2005 and No. 2/2005 on 10th June, 2005, the shareholders of Master Mariners Service Company Limited had a special resolution to dissolve its operation. The subsidiary company registered the dissolution with the Ministry of Commerce on 24th June, 2005, and registered liquidation on 18th October, 2005.

At the Extraordinary Shareholders' Meeting No. 1/2005 on 20th May, 2005 and No. 2/2005 on 10th June, 2005, the shareholders of Mining and General Management Company Limited had a special resolution to dissolve its operation. The subsidiary company registered the dissolution with the Ministry of Commerce on 24th June, 2005, and registered liquidation on 18th October, 2005.

11. LONG-TERM INVESTMENT IN TIN MINING

(Unit : Thousand Baht)

	2005	2004
Cost of tin mining rights	24,319	24,319
Less: Accumulated amortization	(24,319)	(23,588)
Tin mining rights-net	-	731
Amortization for the year	731	972

As at the balance sheet date, the mining rights granted to the Company were as follows:

	Area			
Mining right no.	Rai	Ngan	Sq. Wah	Expiry date
18066/13050	5,626	1	77	19th May, 2006
18071/13369	2,362	1	39	28th March, 2008
18064/13448	3,883	3	73	28th July, 2008
18065/13449	2,901	0	68	28th July, 2008

12. INVESTMENT IN ANDESITE MINING

The balance of investment in andesite mining in Saraburi Province as at 31 December consists of the following:

(Unit : Thousand Baht)

	2005	2004
Land and land improvements	27,470	26,703
Other development expenses	23,653	23,653
Total investments in andesite mining	51,123	50,356
Less: Accumulated amortization	(8,975)	(8,112)
Investments in andesite mining - net	42,148	42,244
Amortization for the year	863	863

Other development expenses are mainly expenses for filing applications for mining licenses, consultants' fees and exploration and development expenses.

The cost of land and land improvements is the cost of land title deeds and land possessory rights (Nor. Sor. 3 and Nor. Sor. 3 Kor) which are in the name of a related company. These have to be transferred to the Company by June 1998 and June 2001, according to the Sale and Purchase Agreement and Assignment of Claim made with that related company. However, due to the tight liquidity in the financial markets, the Company decided to postpone the transfer of the land possessory rights to be in the name of the Company as such transfer would incur a substantial sum in fees.

Some of the land possessory rights (Nor. Sor. 3 and Nor. Sor 3 Kor) have been pledged to a bank by the related company to secure credit facilities for the Company's exclusive use, and some are pledged to secure bank guarantees of the Company and its subsidiary and related companies.

As at the balance sheet date, the mining rights granted to the Company are as follows:

	Area			
Mining right no.	Rai	Ngan	Sq. Wah	Expiry date
28676/15268	88	3	81	May, 2009
28675/15632	154	2	67	January, 2007

13. LONG-TERM INVESTMENT IN GOLD MINING

As at 31 December long-term investment in gold mining represented the exploration expenditures and development costs for the gold mining project of Tungkum Limited (a subsidiary) and consists of the following:

(Unit : Thousand Baht)

	2005	2004
Exploration expenditures		
Balance as at beginning of period	230,323	225,637
Expenditure incurred during the period	-	4,686
Balance as at end of period	230,323	230,323
Development costs		
Professional consultant service	8,319	-
Mine development cost	9,980	-
Other capitalized expenditures	6,299	-
	24,598	-
Land purchase	42,118	35,605
Special prospecting license fee and other initial costs	6,206	6,206
Mining lease application fees and related expenses	5,575	5,575
Benefit to the Department of Primary Industries and Mines	12,290	12,290
Interest cost	82,832	78,316
	403,942	368,315

____________________ DIRECTOR ____________________ DIRECTOR

Please refer to the operational progress on Tungkum Limited as appeared on Note 1 of these notes to financial statement.

As at the balance sheet date, the gold mining rights granted to the Company are as follows:

	Area			
Mining right no.	Rai	Ngan	Sq. Wah	Expiry date
26968/15574	130	3	66	January, 2028
26969/15575	241	1	96	January, 2028
26970/15576	220	1	70	January, 2028
26971/15558	281	2	20	September, 2027
26972/15559	205	3	4	September, 2027
26973/15560	211	-	8	September, 2027

During 2005, the interest cost of borrowing from the Company and a financial institution relating to exploration and development amounted to Baht 4.5 million (2004 : Baht 4.8 million). This was capitalized and included in the exploration expenditures and development costs.

14. LONG-TERM INVESTMENT IN LE METRO CONDOMINIUM PROJECT

(Unit : Thousand Baht)

	2005	2004
Cost of land	78,996	78,996
Revaluation surplus recorded in 1995	334,477	334,477
Devaluation in 1999	(4,903)	(4,903)
Bored piles work	40,475	40,475
Architectural design service	12,376	14,295
Others	7,944	7,944
	469,365	471,284

Land awaiting development represents the land of a subsidiary company, on which that subsidiary company intended to develop a serviced residential building - Le Metro Condominium.

______________________ DIRECTOR ______________________ DIRECTOR

According to the report of this independent appraisal company dated 14 July 1999, the fair market value of the land is approximately Baht 409 million. The subsidiary company therefore reflected the newly reappraised value in its accounts. During the year 2003 a company offered to purchase such land at the price of Baht 422 million. And at the end of the year 2004, the Company drafted a letter of intent to enter a joint venture to develop a serviced residential building on the said land with a joint investor, whereby the Company can bring in the said land as its investment, at book value. In addition, end of year 2005, the Company has the land reappraised by an independent appraisal company. According to the report of this independent appraisal company dated 10th November, 2005, the fair market value of the land was approximately Baht 409 million equal the previous reappraised value. As at the balance sheet date, the Company and the subsidiary company believe that the current fair market value of the land was not significantly different from the previously reappraised value.

The plot of land awaiting development was mortgaged for credit facility of related company.

The progress report dated 4th March, 2003 of the Company as submitted to the Stock Exchange of Thailand reported that the subsidiary company land, situated on the Ratchadapisek Road, Bangkok, had a permit to build an office and residential tower, which was expired on 3rd November, 2004. Currently District office has extended the timeline to be till 4th November, 2006.

The project construction started in September, 2003 with the estimated cost (excluding cost of land) of Baht 905 million. In regard to the project progress, the piling work process was completed. Please also refer to the operational progress section of Sky Cliff Limited as appeared on Note 1 of these notes to financial statement.

15. PROPERTY, PLANT AND EQUIPMENT - NET

(Unit : Thousand Baht)

	Consolidated									
	Land	Land and improvement	Building, temporary building and dry dock	Vehicles	Furniture and office equipment	Machinery and equipment	Dredge major components	Others	Work in progress	Total
At cost										
As at 1st January, 2005	61,740	991	71,450	43,348	13,018	49,422	1,229	4,184	10,787	256,169
Purchase	-	-	-	77,874	1,947	12,285	-	709	137,865	230,680
Disposal	-	-	-	(13,971)	-	-	(1,229)	-	-	(15,200)
Transfer in (out)	-	-	-	-	-	(1,885)	-	-	1,885	-
As at 31st December, 2005	61,740	991	71,450	107,251	14,965	59,822	-	4,893	150,537	471,649
Accumulated depreciation										
As at 1st January, 2005	-	842	8,497	20,077	8,952	27,141	1,229	1,622	-	68,360
Depreciation for the year	-	99	4,699	12,666	1,765	4,748	-	91	-	24,068
Disposal	-	-	-	(1,378)	-	-	(1,229)	-	-	(2,607)
As at 31st December, 2005	-	941	13,196	31,365	10,717	31,889	-	1,713	-	89,821
Net book value										
As at 31st December, 2005	61,740	50	58,254	75,886	4,248	27,933	-	3,180	150,537	381,828
As at 31st December, 2004	61,740	149	62,953	23,271	4,066	22,281	-	2,562	10,787	187,809

_______________ DIRECTOR　　　　_______________ DIRECTOR

Depreciation included in the earnings statements for the year was as follow:

(Unit : Thousand Baht)

	Consolidated	
	2005	2004
Included in production costs	6,223	6,228
Included in selling and administrative expenses	17,378	10,902
Included in exploration expenditures and development costs	467	-
	24,068	17,130

The gross carrying amount of the fully depreciated of plant and equipment that are still in use are Baht 18,033,901 (2004 : Baht 20,730,963).

Details of property, plant and equipment for 2005 financial statements of the Company only are as follows:

(Unit : Thousand Baht)

	The Company Only							
	Land	Land and improvement	Building, temporary building and dry dock	Motor Vehicles	Furniture and office equipment	Machinery and equipment	Others	Total
At cost:								
As at 1st January, 2005	53,066	991	63,995	16,409	6,192	6,164	1,516	148,333
Purchase	-	-	-	6,475	1,054	16	11	7,556
As at 31st December, 2005	53,066	991	63,995	22,884	7,246	6,180	1,527	155,889
Accumulated depreciation:								
As at 1st January, 2005	-	842	7,001	10,443	4,455	3,937	1,044	27,722
Depreciation for the year	-	99	3,208	3,116	380	493	91	7,387
As at 31st December, 2005	-	941	10,209	13,559	4,835	4,430	1,135	35,109
Net book value:								
As at 31st December, 2005	53,066	50	53,786	9,325	2,411	1,750	392	120,780
As at 31st December, 2004	53,066	149	56,994	5,966	1,737	2,227	472	120,611

Depreciation included in the earnings statements for the year was as follow:

(Unit : Thousand Baht)

	The Company Only	
	2005	2004
Included in production costs	2,435	2,440
Included in selling and administrative expenses	4,952	4,488
	7,387	6,928

The gross carrying amount of the fully depreciated of plant and equipment that are still in use are Baht 10,901,031 (2004 : Baht 9,845,872).

DIRECTOR   DIRECTOR

16. OTHER NON-CURRENT ASSETS

Cholsin Limited (a subsidiary) has other non-current assets amounting to Bath 30.5 million related to its underground gold mining operations at Toh Moh District, Narathiwad Province, Thailand. The subsidiary set aside a full provision for loss on impairment in value of these assets in its accounts since it ceased its gold mining operation.

17. TRADE ACCOUNT PAYABLE - OTHERS

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Trade account payable - construction cost of				
Le Metro Condominium Project	5,879	10,002	-	-
Trade account payable - andesite mining operations	238	407	238	407
Trade account payable - tin mining operations	246	1,173	246	1,174
	6,363	11,582	484	1,581

18. LONG-TERM LOANS

On 29 March 2001, the Company entered into a debt restructuring agreement with a local bank to restructure overdrafts of approximately Baht 5 million and long-term loans of approximately Baht 5 million, totaling approximately Baht 10 million. The bank allows the Company to repay the loan on a quarterly basis at the times and amounts stipulated in the agreement commencing in March 2003 and within March 2011. The loan carries interest at MLR per annum.

On 11 April 2001, the Company entered into a debt restructuring agreement with another local bank to restructure overdrafts and related accrued interest, totaling Baht 35 million. The bank allows the Company to repay the loan in 60 monthly installments of Baht 0.6 million each, commencing in April 2003. The loan carries interest at MLR per annum. The Company also raised an additional loan of Baht 6 million from the bank in order to settle all the outstanding balance of loans from a finance company. Such additional loan carries interest at MLR per annum, and is to be repaid in 60 monthly installments of Baht 0.1 million each, commencing in April 2003. In order to supplement its collateral to the bank, the Company redeemed the land mortgaged with the finance company and pledged it to the bank instead.

On 29 June 2001, one of its subsidiary companies entered into a debt restructuring agreement with a local bank to restructure overdrafts and related accrued interest, totaling approximately Baht 8 million. The bank allows the subsidiary company to repay the loan in 60 monthly installments of Baht 0.13 million each, commencing in July 2003. The loan carries interest at MLR per annum.

On 16 July 2001, the Company entered into a debt restructuring agreement with another local bank to restructure overdrafts and related accrued interest totaling approximately Baht 17 million. The bank allows the Company to repay the loan in 96 monthly installments at the times and amounts stipulated in the agreement commencing in July 2003 and within June 2011. The loan carries interest at MLR plus 1% per annum.

_______________ DIRECTOR _______________ DIRECTOR

On 25th February, 2004, the Company entered into loan agreements of Baht 48 million for settled the amount of other payable - purchase of new office building with a local bank. This loan bears interest at the rate of MLR plus 1% per annum and is due for monthly repayment of Baht 572,000 each, commencing in March, 2004.

As at 31st December, the outstanding loans can be summarized as follows:

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Long-term loans	77,094	97,200	73,117	91,632
Less : Current portion of long-term loans	(21,111)	(20,711)	(19,520)	(19,120)
Long-term loans - net	55,983	76,489	53,597	72,512

19. CREDIT FACILITIES

Credit facilities of the Company and its subsidiary companies granted by local financial institutions are secured by the mortgages/pledges listed below.

1. Certain plots of land and construction thereon of the Company.
2. Certain plots of land awaiting development and construction thereon of a subsidiary company.
3. Some of land possessory rights (Nor. Sor. 3 and Nor. Sor. 3 Kor).
4. Machinery and equipment of its subsidiary company.
5. New office building

20. HIRE PURCHASE CREDITORS - NET

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Hire purchase creditor	44,026	18,677	862	2,013
Less : Deferred interest	(3,496)	(877)	(88)	(229)
Deferred input VAT	(1,810)	-	-	-
	38,720	17,800	774	1,784
Less : Current portion of hire purchase creditor	(12,365)	(5,976)	(440)	(1,248)
Hire purchase creditor - net	26,355	11,824	334	536

Hire purchase creditor incurred from the purchase of vehicle.

____________________ DIRECTOR ____________________ DIRECTOR

21. PROVISION FOR ENVIRONMENTAL RESTORATION EXPENSES

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Provision for mine restoration	2,403	-	250	-
Less : Charged to the statement of income	(157)	-	(63)	-
Balance as at end of period	2,246	-	187	-
Provision for forest restoration	8,157	-	-	-
Less : Charged to the statement of income	(1,360)	-	-	-
Balance as at end of period	6,797	-	-	-

The quarrying operations of the Company and the gold mining operations of a subsidiary company must follow the regulations of the office of Environmental Policy and Planning regarding environmental protection and rehabilitation of the concession areas, and take such measures in these areas as were proposed by them in their environmental impact assessment.

And the subsidiary company is committed to pay fees for 10 - years' land use, started on 31st August, 2000 which is to be paid within 10 years.

22. SHARE CAPITAL

22.1 At the Ordinary Shareholders' Meeting No. 10/2004 on 26th April, 2004, had resolved to decrease the Company's registered share capital from Baht 599.92 million (599.92 million shares of Baht 1 each) to Baht 505.55 million (505.55 million shares of Baht 1 each). At the same time it had also resolved to increase the Company's registered share capital from Baht 505.55 million to Baht 605.55 million by issuing 100 million shares of Baht 1 each.

The Company registered the decrease and increase in shares capital with the Ministry of Commerce on 6th and 10th May, 2004 respectively.

Private Placement (PP)

On 23rd June, 2004, the Company issued the ordinary shares (PP) and received the share settlement of 49,285,700 shares at Baht 2.8 per share in the total amount of Baht 137,999,960.

On 30th September, 2004 the Company issued the ordinary shares (PP) and received the share settlement of 50,714,300 shares at Baht 2.5 per share in the total amount of Baht 126,785,750.

_______________ DIRECTOR _______________ DIRECTOR

Employee Stock Option (ESOP) Implementation

On 16th April, 2004, the Company issued the ordinary shares in respect of Employee Stock Option Implementation Plan and received the share settlement of 21,903,000 shares at Baht 0.734 per share in the total amount of Baht 16,076,802.

The above PP and ESOP can be summarized as follows:

Issue date	No. of shares	Baht per share	Amount	Share premium (Share discount)
April, 2004	21,903,000	0.734	16,076,802	(5,826,198)
June, 2004	49,285,700	2.8	137,999,960	88,714,260
September, 2004	50,714,300	2.5	126,785,750	76,071,450
	121,903,000		280,862,512	158,959,512

22.2 At the Ordinary Shareholders' Meeting No. 11/2005 on 4th March, 2005, the Company's shareholders had resolved to increase the Company's registered share capital from Baht 605.55 million (605.55 million shares of Baht 1 each) to Baht 756.94 million (756.94 million shares of Baht 1 each) by issuing the additional 151.39 million ordinary shares of Baht 1 each.

The Company issued the above ordinary shares to the Company's former shareholders and received the share subscription of 151.39 million shares at Baht 1.71 per share in the total amount of Baht 258.87 million.

Issue date	No. of shares	Baht per share	Amount	Share premium (Share discount)
April, 2005	151,387,893	1.71	258,873,297	107,485,404

The Company registered the above change of share structure with the Ministry of Commerce on 16th March, 2005 and on 12th April, 2005, respectively.

23. SHARE PREMIUM - NET

(Unit : Thousand Baht)

	2005	2004
Share premium	550,626	443,141
Share discount	(62,926)	(62,926)
Share premium - net	487,700	380,215

24. DIRECTORS' REMUNERATION

Directors' remuneration represents the benefits paid to the Company's directors in accordance with Section 90 of the Public Limited Companies Act.

________________ DIRECTOR ________________ DIRECTOR

25. IMPAIRMENT OF ASSETS RELATING TO OPERATIONS OF ANDESITE QUARRY

The operations of the andesite quarry of the Company and its subsidiary company has suffered persistent losses. Given this, the Company and its subsidiary company considered whether there had been impairment of the value of their property, plant and equipment, and investment relating to the operations of the quarry, of which the net book value as at the balance sheet date was approximately Baht 64.1 million and approximately Baht 46.6 million for the Company only (2004 : approximately Baht 69.9 million and Baht 49.4 million for the Company only). To this end, cash flows from the quarry were projected, using a discounted rate of 7 percent. These projected cash flows suggested that the future cash flows would be in excess of the net book value of the related assets as at the balance sheet date. The Company and the subsidiary company believe that the future projected cash flows from the quarry would not be significantly different from the projection and will exceed the net book value of the assets as at the balance sheet date.

26. FINANCIAL INFORMATION BY SEGMENT

The Company's and its subsidiaries' core business is mining, which includes tin mining operations in Phuket Province, andesite mining operations in Saraburi Province, and gold exploration and development in Loei Province. The Company also has an investment in a subsidiary, Sky Cliff Limited, whose main asset is a plot of land in Bangkok. Plans to develop a serviced apartment building on the land which has been started in September, 2003, please refer to Note 1 of the financial statements for further information on the status of the project.

Sales and cost of sales broken down by segment for the years were presented in the earnings statements for the periods. A breakdown of the assets of the Company and its subsidiary by segment as at the balance sheet date is presented below

(Unit : Million Baht)

	Mining Business											
	Tin Mining		Gold exploration and development of gold mining project		Andesite Mining		Property Business		Eliminated		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Investment in other projects												
Tin mining	-	0.7	-	-	-	-	-	-	-	-	-	0.7
Andesite mining	-	-	-	-	42.1	42.2	-	-	-	-	42.1	42.2
Gold mining	-	-	391.6	368.3	-	-	-	-	-	-	391.6	368.3
Phuket project	-	-	-	-	-	-	7.0	7.0	-	-	7.0	7.0
Le Metro Condominium project	-	-	-	-	-	-	469.4	471.3	-	-	469.4	471.3
Property, plant and equipment - net	116.3	113.4	233.8	33.9	22.0	27.7	9.7	12.8	-	-	381.8	187.8
Other assets	1,123.7	1,007.3	64.5	131.9	48.7	49.3	-	-	(1,140.9)	(1,013.2)	96.0	175.3
Total assets	1,240.0	1,121.4	689.9	534.1	112.8	119.2	486.1	491.1	(1,140.9)	(1,013.2)	1,387.9	1,252.6

______________________________ DIRECTOR ______________________________ DIRECTOR

27. PROMOTIONAL PRIVILEGES

By virtue of the provisions of the Board of Investment Promotion Act, B.E. 2520, Tungkum Limited (a subsidiary company) was granted certain promotional privileges in respect of gold mining and production under the promotion certificate No. 1108/2546 dated February 25, 2003. Under these privileges, the subsidiary company has received exemption from certain taxes and duties as detailed in the certificate, including exemption from corporate income tax from the date of commencement of earnings revenue for the period of 8 years. In addition, Tungkum Limited was awarded the privileges to pay only 50 percent of income tax on net taxable income of promoted business for the period of 5 years after the expiration of corporate income tax exemption.

As a promoted industry, the subsidiary company is required to comply with certain terms and conditions as specified in the promotion certificate.

28. COMMITMENTS AND CONTINGENT LIABILITIES

Guarantee

28.1 As at 31st December, 2005, the Group has an outstanding bank guarantees amounting to approximately Baht 3.6 million (2004 : Baht 3.06 million) and for the Company only had outstanding guarantees amounting to approximately Baht 0.9 million (2004 : Baht 0.6 million). The guarantees were issued by banks on behalf of the Company and its subsidiary companies in respect of certain performance bonds as required in the ordinary course of the businesses of the Company and its subsidiary companies.

Litigation

28.2 Certain companies initiated legal action against the Company and its contractor, claiming compensation of approximately Baht 299 million, in connection with tin dredging conducted by the Company and its contractor in the Bangtao Bay concession area. This activity purportedly caused land erosion in the area where those companies are situated.

On 7th December, 1999, the Civil Court ruled that the lawsuit against the Company and its contractor was dismissed, and they would not have to make payment of the above compensation. In March, 2000, the plaintiff lodged an appeal with the Appeal Court, claiming compensation of approximately Baht 175 million, and the Company filed a statement to defend the appeal on 24th April, 2000.

On 29th March, 2002, the Appeal Court judged to stand firm with the Civil Court's ruling to dismiss the case. However, the plaintiff lodged an appeal to the Supreme Court on 26th April, 2002. The Company has counter appealed and was accepted by the Supreme Court on 2nd July, 2002.

On 20th December, 2005, the Supreme Court judged to stand firm with the civil court's ruling to dismiss the case.

________________ DIRECTOR ________________ DIRECTOR

Commitments and contingent liabilities as a result of quarrying and gold mining operations

28.3 A subsidiary company entered into a Memorandum of Understanding with the Kao - luang local council in Loei province. The memorandum included an agreement to compensate for any damage to the environment caused by its gold mining operation.

28.4 Under the agreement with the Forestry Department and the Agricultural Land Reform Office (ALRO), a subsidiary company has the following commitments and contingent liabilities regarding its gold mining operations.

The subsidiary company has to pay the land usage fee at rate of 2.5% of gold production to the Agricultural Land Reform Office (ALRO). The subsidiary company is appealing to the Ombudsman of Thailand to rule against this levy as this is double charged with the fee charged by the DMR in Note 28.5. In addition the ALRO fee was not mentioned in the concession agreement.

The Ombudsman of Thailand had informed on 17th February, 2004, judged to pay above fee to ALRO.

The subsidiary company must follow the regulations of the Forestry Department regarding environmental protection and rehabilitation of the concession areas, and is liable for damage of the environment up to Baht 0.8 million. There were outstanding bank guarantees issued by a bank on behalf of the Company.

28.5 Under the concession agreement for exploration and development of gold mining entered into by the subsidiary company and the Department of Mineral Resources (DMR), upon receiving the first batch of mining license, the subsidiary company shall give the right to the Government for purchasing the ordinary shares at the rate of 5 to 10 percent of the registered share capital at par value, and pay the royalty to DMR at the rate of 2.5 percent, and distribute 1.5 percent of gold ore production to DMR.

Construction and other services agreements

28.6 As at 31st December, 2004, a subsidiary company had commitments resulting from entering into consultancy services agreements with various suppliers in respect of Le Metro Condominium project construction amounting to Baht 3.3 million.

28.7 As at 16th December, 2003, a subsidiary company entered into security access system supply contract with a company amounting to USD 0.51 million.

_________________ DIRECTOR _________________ DIRECTOR

Others

28.8 Under an agreement between the Company and a subsidiary's minority interest, the Company is committed to release from mortgage a part of the subsidiary's land awaiting development in proportion to the minority interest's shareholding. The commitment is in relation to the subsidiary's mortgage of the land to secure the credit facilities of Baht 30 million granted by a bank to the Company.

28.9 A subsidiary company has guaranteed Baht 15 million bank overdraft facilities for the Company since the Company has provided advances and loans to the subsidiary company for working capital purpose.

29. FINANCIAL INSTRUMENTS

Financial risk management and policies

The Company and its subsidiaries are exposed to risks from changes in market interest rates and from nonperformance of contractual obligations by counterparties. The Company and its subsidiaries do not use derivative instruments to manage such risks.

Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Company and its subsidiaries' operations and their cash flows. The Company and its subsidiaries exposure to interest rate risk relate primarily to lending and borrowings. The Company and its subsidiaries do not use derivative financial instruments to hedge such risk.

Foreign currency risk

The Company and its subsidiaries are not exposed to foreign currency risk because the Company and its subsidiaries have no material transactions denominated in foreign currencies.

Credit risk

The Company is exposed to credit risk primarily with respect to trade accounts since the majority of sales are supplied to a limited number of customers. However, due to those customers' creditworthiness, the Company does not anticipate material losses from its debt collection.

Fair value

The management believe that the fair value of the Company and its subsidiaries financial assets and liabilities does not materially differ from their carrying value.

30. APPROVAL OF FINANCIAL STATEMENTS

These financial statements have been approved by the Company's board of directors.

______________________ DIRECTOR ______________________ DIRECTOR

Date/Time : 30/01/2006 08:02

THL : Report on utilization of increased capital

Translation

THL 151-002/1/2549

26 January 2006

President
The Stock Exchange of Thailand

Re: Report on utilization of increased capital

The Company completed the allocation of 151,387,893 shares to the existing shareholders in April 2005 in accordance with the approval of Annual General Meeting of Shareholders No. 11/2548. The paid-up capital was then increased from Baht 605,551,570 to Baht 756,939,463. The Company received a net fund of Baht 258,788,097 in the exercise. The purpose of this capital increase is to utilized fund in the Company's Gold Mine project. The Company has reported the first fund usage on 29 July 2005 with the balance of fund as at 30 June 2005 of Baht 114.10 million.

The Company has now completely utilized the rest of the fund of Baht 114.10 million and therefore would like to report the capital increase fund utilization as follows:-

Balance of fund as at 30 June 2005	114.10	million Baht
Invest in the gold mine project *	72.88	million Baht
Use as working capital of the Company	41.22	million Baht
Balance of fund **	0.00	Baht

Note:

* The fund was mainly used for purchasing mining equipments, developing the infrastructure and being consulting and engineering fee.
** The Company will receive repayment of the investment in gold mine project for the amount of Baht 99 million from Tungkum Limited on January 31, 2006.

Please be notified accordingly.

Sign ___________________ Director
(Dr. J. Peter Mills)

Sign ___________________ Director
(Mr. Udom Chirapanathorn)

Date/Time : 06/01/2006 08:54

THL : Resignation of Company's Director

THL598-001/01/06

5th January, 2006

Director General
The Stock Exchange of Thailand

Dear Sir,

Re: Resignation of Company's Director

The Company would like to hereby inform the Stock Exchange of Thailand (SET), Shareholders and investors as follows:-

The Company has received notifivation from Mr. Tiwa Sukumoljantra, Independent Director and Audit Committee Member, That he intends to resign as the Independent Director and Audit Committee Member due to he has proposed to be the candidate of the position of the Senator's affair which has confidencial regulation for individual being unheld in any other position therefore, effective from now.

Yours faithfully,

Mr. Chalermchai Martmuang
Secretary to the Executive Board of Directors

RECEIVED
2006 JUL 18 P 2:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TONGKAH HARBOUR PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND CONSOLIDATE FINANCIAL STATEMENTS
31st DECEMBER, 2005

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Shareholders and Board of Directors of

Tongkah Harbour Public Company Limited

I have audited the accompanying consolidated balance sheets of Tongkah Harbour Public Company Limited and its subsidiaries as at 31st December, 2005 and 2004 and the related consolidated statements of earnings, change in shareholders' equity and cash flow for the years then ended and the separate financial statements of Tongkah Harbour Public Company Limited for the same period. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Tongkah Harbour Public Company Limited and its subsidiaries and of Tongkah Harbour Public Company Limited as at 31 December, 2005 and 2004 and the results of its operation, the changes in shareholders' equity and cash flow for the years then ended in conformity with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to the followings:

1) As discussed in Note 2 to the financial statements, the Company and its subsidiary companies have experienced persistent operating losses and have current liabilities substantially in excess of current assets. Nevertheless, the accompanying financial statements have been prepared on the going concern basis, assuming that the realization of assets and settlement of liabilities and obligations will occur in the ordinary course of business of the Company and its subsidiary companies, without any expectation of significant disruption to the ongoing activities.

2) As discussed in Note 14 to the financial statements, land awaiting development of a subsidiary company (Sky Cliff Limited) amounting to Baht 409 million, is stated at the fair market value appraised by an independent appraisal company according to his report dated 14th July, 1999. However according to the report of independent appraisal company dated 10th November, 2005, the fair market value of the land was approximately Baht 409 million equal the previous reappraised value.

3) As discussed in Note 25 to the financial statements, due to persistent losses generated from operating results, the Company and the subsidiary company (Cholsin Limited) considered whether there had been impairment of the value of its operating equipment, of which the net book value as at 31st December, 2005 was approximately Baht 64.1 million and approximately Baht 46.6 million for the Company only (2004 : Approximately Baht 69.9 million and Baht 49.4 million for the Company only). To this end, cash flows from the quarry were projected, using a discounted rate of 7 percent. These projected cash flows suggested that the future cash flows would be in excess of the net book value of the assets as at the balance sheet date. The Company believes that the future projected cash flows from the quarry would not be significantly different from the projection and will exceed the net book value of the assets as at the balance sheet date.

4) As discussed in Note 3 to the financial statements, according to the SET decision to allow the trading of the Company's securities since 25th March, 2003, the Company has to submit the progress report on the Company's operation of each business to the SET every 3 months. On 14th November, 2005 the SET had announce to post "SP" (Suspension) signs to suspend trading of securities until the Company are able to improve the qualification and reinstated back to their normal sector.

Mr. Boonsri Techavarutama
Certified Public Accountant (Thailand) No. 3336
BDO Richfield Limited

Bangkok : 15th February, 2006

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005	2004	2005	2004
Assets					
Current assets					
Cash and cash equivalents	*8*	31,836	142,354	222	13,277
Current investment - fixed deposits		602	2	1	1
Trade accounts receivable - net	*9*	6,242	3,159	6,242	3,159
Short-term advances to related parties	*7*	3,347	4,638	2,005	1,383
Short-term loans to related parties	*7*	-	-	82,893	66,970
Inventories - net		10,484	12,853	9,880	11,704
Other current assets					
Cash advance - general		1,171	1,080	1,063	825
Input tax refundable		10,248	4,216	2,690	2,674
Others		6,166	4,691	2,590	2,211
Total other current assets		17,585	9,987	6,343	5,710
Total current assets		70,096	172,993	107,586	102,204
Non-current assets					
Long-term investments					
Investments accounted for under equity method	*10.1*	-	827	671,123	706,059
Long-term investment in other projects					
Tin mining	*11*	-	731	-	731
Andesite mining	*12*	42,148	42,244	42,148	42,244
Gold mining	*13*	403,942	368,315	-	-
Phuket project		7,000	7,000	7,000	7,000
Le Metro Condominium project	*14*	469,365	471,284	-	-
Other receivable - related parties	*7*	124	64	17,364	18,179
Long-term loans to related parties	*7*	-	-	321,549	174,057
Property, plant and equipment - net	*15*	381,828	187,809	120,780	120,611
Goodwill		2,543	801	-	-
Other non-current assets	*16*	10,877	573	519	275
Total non-current assets		1,317,827	1,079,648	1,180,483	1,069,156
Total assets		1,387,923	1,252,641	1,288,069	1,171,360

The accompanying notes are an integral part of the financial statements.

______________________ DIRECTOR ______________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005	2004	2005	2004
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts		3,193	322	3,193	322
Trade account payable - related party	7	-	-	16,978	17,129
Trade account payable - others	17	6,363	11,582	484	1,581
Current portion of long-term loans	18	21,111	20,711	19,520	19,120
Short-term advances from related parties	7	4,195	1,447	972	1,255
Short-term loans from related parties	7	3,164	78,146	6,908	80,520
Current portion of hire purchase creditors	20	12,365	5,976	440	1,248
Other current liabilities					
Accrued expenses		13,126	12,971	6,718	6,852
Others		17,532	12,293	6,711	1,449
		30,658	25,264	13,429	8,301
Total current liabilities		81,049	143,448	61,924	129,476
Non-current liabilities					
Long-term loans from related party	7	-	-	7,455	7,815
Long-term loans - net	18	55,983	76,489	53,597	72,512
Hire purchase creditors - net	20	26,355	11,824	334	536
Provision for loss from investments accounted for under equity method	10.2	7,200	-	52,485	38,854
Provision for environmental restoration expenses	21	10,560	-	250	-
Total non-current liabilities		100,098	88,313	114,121	119,717
Total liabilities		181,147	231,761	176,045	249,193
Shareholders' equity					
Share capital					
Registered					
756,939,463 ordinary shares of Baht 1 each					
(2004 : 605,551,570 ordinary shares of Baht 1 each)	3, 22	756,940	605,552	756,940	605,552
Issued and fully paid-up					
756,939,463 ordinary shares of Baht 1 each					
(2004 : 605,551,570 ordinary shares of Baht 1 each)	3, 22	756,940	605,552	756,940	605,552
Share premium - net	22, 23	487,700	380,215	487,700	380,215
Revaluation surplus (decrease) on land		(4,903)	(4,903)	-	-
Retained earnings (deficit)					
Unappropriated		(132,616)	(63,600)	(132,616)	(63,600)
Equity attributable to the Company's shareholders		1,107,121	917,264	1,112,024	922,167
Minority interests - equity attributable to minority shareholders of subsidiaries		99,655	103,616	-	-
Total shareholders' equity		1,206,776	1,020,880	1,112,024	922,167
Total liabilities and shareholders' equity		1,387,923	1,252,641	1,288,069	1,171,360
		-	-	-	-

The accompanying notes are an integral part of the financial statements.

______________________ DIRECTOR ______________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

		Consolidated		The Company Only	
	Note	2005	2004	2005	2004
Revenues					
Sales					
Tin ore sales		2,352	39,769	2,352	39,769
Andesite sales		21,461	17,388	21,461	17,388
Other income					
Interest income	7	925	36	13,519	9,488
Amortization of excess of net book value over cost of investments accounted for under equity method		-	22	-	-
Others	7	2,875	2,472	5,214	14,363
Total revenues		27,613	59,687	42,546	81,008
Expenses					
Cost of sales					
Cost of tin ore sales		2,271	37,056	2,271	37,056
Cost of andesite sales	7	20,706	16,330	19,440	17,801
Selling and administrative expenses	7	63,392	64,351	27,060	28,604
Loss from diminution in value of inventories		1,982	799	1,982	799
Directors' remuneration	24	243	303	243	303
Share of loss from investments accounted for under equity method		-	311	52,489	46,280
Share of loss before purchase of shares - Sea Minerals Limited		6,933	-	-	-
Goodwill amortization		188	-	-	-
Total expenses		95,715	119,150	103,485	130,843
Loss before interest expenses		(68,102)	(59,463)	(60,939)	(49,835)
Interest expenses	7	(5,215)	(5,268)	(8,077)	(7,379)
Loss before minority interest		(73,317)	(64,731)	(69,016)	(57,214)
Minority interest in (earnings) loss of subsidiaries		4,301	7,517	-	-
Net earnings (loss)		(69,016)	(57,214)	(69,016)	(57,214)
Basic earnings (loss) per share (Baht per share)					
Net earnings (loss)		(0.10)	(0.11)	(0.10)	(0.11)
Weighted average numbers of ordinary share (Thousand shares)		715,048	537,122	715,048	537,122

The accompanying notes are an integral part of the financial statements.

_______________ DIRECTOR _______________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

		Consolidated					
	Note	Issued and paid-up share capital	Share premium - net	Revaluation surplus (decrease) on land	Retained earnings (deficit)	Minority interest	Total
(Restated)							
Balance as at beginning of period 2004		483,649	221,256	(4,903)	(6,386)	111,133	804,749
Ordinary shares issued and paid-up	*22.1*	121,903	158,959	-	-	-	280,862
Net earnings (loss)		-	-	-	(57,214)	-	(57,214)
Minority interest in earnings (loss) of subsidiaries		-	-	-	-	(7,517)	(7,517)
Balance as at end of period 2004		605,552	380,215	(4,903)	(63,600)	103,616	1,020,880
Ordinary shares issued and paid-up	*22.2*	151,388	107,485	-	-	-	258,873
Net earnings (loss)		-	-	-	(69,016)	-	(69,016)
Minority interest in earnings (loss) of subsidiaries		-	-	-	-	(4,301)	(4,301)
Adjust minority interest from investment accounted for under equity method		-	-	-	-	340	340
Balance as at end of period 2005		756,940	487,700	(4,903)	(132,616)	99,655	1,206,776

The accompanying notes are an integral part of the financial statements.

____________________ DIRECTOR　　　　____________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

		The Company Only			
	Note	Issued and paid-up share capital	Share premium - net	Retained earnings (deficit)	Total
(Restated)					
Balance as at beginning of period 2004		483,649	221,256	(6,386)	698,519
Ordinary shares issued and paid-up	*22.1*	121,903	158,959	-	280,862
Net earnings (loss)		-	-	(57,214)	(57,214)
Balance as at end of period 2004		605,552	380,215	(63,600)	922,167
Ordinary shares issued and paid-up	*22.2*	151,388	107,485	-	258,873
Net earnings (loss)		-	-	(69,016)	(69,016)
Balance as at end of period 2005		756,940	487,700	(132,616)	1,112,024

The accompanying notes are an integral part of the financial statements.

____________________ DIRECTOR   ____________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Cash flows from operating activities				
Net earnings (loss)	(69,016)	(57,214)	(69,016)	(57,214)
Adjustment to reconcile net earnings (loss) to net cash provided by				
(used in) operating activities :-				
Depreciation	24,068	17,130	7,387	6,928
Loss from diminution in value of inventories	1,982	-	1,982	-
Amortization - investment in andesite mining	863	863	863	863
Amortization - investment in tin mining	731	972	731	972
Share of (earnings) loss of from investments accounted				
for under equity method	-	311	51,533	46,280
Share of loss before purchase of shares - Sea Minerals Limited	6,933	-	-	-
Minority interest in earnings (loss) of subsidiaries	(4,301)	(7,517)	-	-
Goodwill amortization	188	-	-	-
Amortization of excess of net book value				
over cost of investments accounted for under equity method	-	(315)	-	-
Provision for environmental restoration expenses	10,560	-	250	-
	(27,992)	(45,770)	(6,270)	(2,171)
(Increase) decrease in operating assets:-				
Trade accounts receivable	(3,083)	(1,249)	(3,083)	(1,249)
Short-term advances to related parties	1,291	9,232	(622)	9,232
Inventories	387	(6,650)	(158)	(6,277)
Other current assets	(7,598)	(257)	(633)	(815)
Other receivable - related parties	(60)	(64)	815	(9,915)
Other non-current assets	(10,304)	415	(244)	1
Increase (decrease) in operating liabilities:-				
Trade accounts payable - related party	-	-	(151)	3,103
Trade accounts payable - others	(5,219)	(33,088)	(1,097)	(587)
Short-term advances from related parties	2,748	(5,753)	(283)	(5,314)
Other payable - related parties	-	-	-	(45)
Other payable - purchase of office building and land	-	(70,127)	-	(70,127)
Other current liabilities	5,394	8,031	5,128	401
Net cash provided by (used) from operating activities	(44,436)	(145,280)	(6,598)	(83,763)

The accompanying notes are an integral part of the financial statements.

____________________ DIRECTOR ____________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOW (Continued)

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Cash flows from investing activities				
(Increase) decrease in short-term loans to related parties	(600)	1,722	(15,923)	(54,637)
(Increase) decrease in investments accounted for under equity method	1,094	(1,138)	(2,966)	(154,184)
Goodwill from purchase of shares	(1,930)	-	-	-
Adjust minority interest from investment accounted for under equity method	340	-	-	-
(Increase) decrease in investments in andesite mining	(767)	(1,291)	(767)	(1,291)
(Increase) decrease in investment in gold mining	(35,627)	(9,545)	-	-
(Increase) decrease in investments in Phuket project	-	(7,000)	-	(7,000)
(Increase) decrease in Le Metro Condominium project	1,919	(1,525)	-	-
(Increase) decrease in long-term loans to related parties	-	-	(147,492)	(60,316)
(Increase) decrease in property, plant and equipment	(230,672)	(25,917)	(7,556)	(2,073)
Proceed from disposals of fixed assets	12,585	-	-	-
Net cash provided by (used) from investing activities	(253,658)	(44,694)	(174,704)	(279,501)
Cash flows from financing activities				
Increase (decrease) in bank overdrafts	2,871	(3,884)	2,871	(3,884)
Increase (decrease) in loans from financial institution	-	(50,000)	-	-
Increase (decrease) in short-term loans from related parties	(74,982)	75,624	(73,612)	75,624
Increase (decrease) in long-term loans from related parties	-	-	(360)	(4,875)
Increase (decrease) in long-term loans	(20,106)	29,122	(18,515)	30,714
Increase (decrease) in hire purchase creditors	20,920	(1,985)	(1,010)	(3,012)
Proceed from the share capital increased	258,873	280,862	258,873	280,862
Net cash provided by (used) from financing activities	187,576	329,739	168,247	375,429
Net increase (decrease) in cash and cash equivalents	(110,518)	139,765	(13,055)	12,165
Cash and cash equivalents at beginning of year	142,354	2,589	13,277	1,112
Cash and cash equivalents at end of year	31,836	142,354	222	13,277
Supplemental cash flow information :-				
Cash paid during the year for				
Interest expenses	6,982	7,866	5,449	5,921
Income tax	249	210	18	94

The accompanying notes are an integral part of the financial statements.

________________ DIRECTOR ________________ DIRECTOR

Date/Time : 22/12/2005 08:56

THL : Progress on Bang Tao Case

THL 151-142/12/2005

21 December 2005

Director General
The Stock Exchange of Thailand

Dear Sir,

Re: Bangtao Bay Case : The Civil Red Case No. 17081-4/2542 of
The Civil Court

The Company is pleased to hereby inform the Stock Exchange of Thailand (SET), shareholders and investors regarding the Company's Bangtao Bay legal case as follows:

Certain companies initiated legal action against the Company and its former contractor, claiming compensation of approximately Baht 299 million in connectionwith tin dredging conducted by the Company and its contractor in the Bangtao Bay concession area. This activity purportedly caused land erosion in the area wherethose companies are situated.

On 7 December 1999, the Civil Court issued a ruling dismissing the lawsuit againstthe Company and its contractor, and the Company was informed that it would not haveto make payment of the above compensation. However, 4 of the 6 plaintiffs lodged an appeal with the Appellate Court in March 2000, claiming total compensation of approximately Baht 175 million, and the company filed a statement to defend theappeal on 24 April 2000.

On 29 March 2002, the Appellate Court judged to stand firm with the Civil Court'sruling to dismiss the case and that the Company and Seatran Mining Co Ltd are nottherefore, deemed responsible for the damaged claimed by the plaintiff. The fourplaintiffs are to pay legal fee to the Company and its former contractor at Baht 50,000 each. The Plaintiffs lodged an appeal with the Supreme Court in April 2002.

On 20 December 2005, the Supreme Court judged to stand firm with the Appellate Court ruling to dismiss the case and order the four plaintiffs are to pay legal fee in the Supreme Court to the Company at Baht 50,000 each.

Please be advised accordingly.

Yours sincerely,

Chalermchai Martmuang
Secretary to the Executive Board of Directors

Date/Time : 14/11/2005 13:36

THL : Progress report on projects of 3rd Quarter 2005

THL 151-127/11/2005

14 November 2005

Director General
The Stock Exchange of Thailand

Dear Sir:

SUBJECT: PROGRESS REPORTS ON PROJECTS OF
TONGKAH HARBOUR PUBLIC COMPANY LIMITED

Tongkah Harbour Public Company Limited (THL) and D.S. Prudential Co., Ltd., THL's Financial Advisor, provide herein up-to-date progress on its various projects and those of its affiliated companies. Essentially, THL continues to focus on its core business which is mineral exploration and mining and property development.

Activities currently in progress include (1) expediting the implementation of the mining program of Tungkum Ltd. (TKL), (2) directing its mining subsidiary, Cholsin Ltd. (as its quarry crushing plant operator), (3) conducting its andesite mining project in Saraburi Province, (4) managing tin mining on its offshore leases at Phuket, and (5) reviewing options and overseeing property development for the Company's land banks in Phuket and Bangkok.

1. EXPLORATION AND MINING

1.1 GOLD MINING

THL has a 98.86% effective working interest in TKL, which has 100% control of the mineral concessions for exploration and mining of gold and related minerals in Loei Province, Northeast Thailand.

MINE DEVELOPMENT

On obtaining formal approval of financing arrangements (USD 13 million for plant construction and equipment) with the Board of Directors of Export-Import Bank of Thailand (EXIM) and Bankthai Public Company Limited on 1 March. the Company focused on: 1) completing infrastructure development, 2) sourcing and ordering heavy equipment essential for site construction and mining, 3) finalizing the sourcing of processing plant equipment in Australia, 4) reaching agreement with expat expertise personnel to take up certain key positions in the Project, and 5) completing negotiations with several engineering firms to provide the expertise and coordination to see the development phase through to completion and commissioning.

Site development and construction at the Loei gold project is in full swing with civil and infrastructure development nearing completion. Concentration is now on foundation construciton for plant installations, steel tank construction, and site clearing for ore zone excavation. Local labor and technical expertise are being employed as much as possible. Details are as follows:

1.Earthworks and Civil Engineering: All works including roads and plant site patios have been completed. Various building construction have commenced .The concrete foundations for the water tanks are nearing completion. Construction of the final embankment and retaining wall are now in progress. Foundation works for processing plant are in full progress.

2.Initial Mining: Whilst completing the above civil works, excavation on target T-1 has commenced to supply ore for the ROM pad (already prepared) stockpile with waste going to the dump site/embankment interface.

3.SAG Mill Transport : The SAG mill has been shipped from Freemantle, Western Australia on 11 November and scheduled to arrive mid-December. Other auxiliary equipment for the plant and various pumps are now waiting for shipping arrangements.

4.Crusher Shipment : The Crusher from Finland has been scheduled for shipment on 15th November 2005.

5.Steel Fabrication and Design :The design for steel fabrication has been completed and construction has commenced. The 9 (nine) leach tanks are half-completed.

6.Electricity and Water : The electric power supply system has been completed and now already drawn down for use. Additional transformers are being awaited for installation. The water supply bore holes have been completed and work on the reticulation system will soon be started using locally made pipes and fittings.

7.Explosive Storage Magazines : Construction of the magazines has been completed in accordance with environment regulations and storage requirements.

8.Processing Chemicals : Pursuant to negotiations with experienced Thai and Foreign companies, orders are now being placed for the various chemicals used in the gold extraction process.

9.Installation Supervision : The engineering firm of Claymore and Associates, Perth, Australia, well experienced in gold processing plant construction, has been commissioned to be the overall supervisors of the processing plant installations through to commissioning. Currently,

Claymore has been supervising the acquisition and preparation of equipment purchased in Australia.

10.Construction Schedule : It is likely that the construction and erection of the process plant will commence in late November 2005 pursuant to the arrival in Thailand of the plant and equipment and transshipment to Loei. Given no serious delays in the planned construction schedule, construction will be completed, and the plant commissioned, in late January 2006, subject to obtaining final approvals for commencement from the Department of Primary Industry and Minerals (DPIM). Initial gold production from the Loei Operation is targeted for the first quarter of 2006.

11.All expenditures incurred for the above are currently well within the budgets allocated.

1.2 ANDESITE MINING

Cholsin Limited (CSL) is under contract to handle the rock crushing operations for THL. As such, CSL operates the rock crushing plant and provides both equipment and experienced manpower.

THL is operating under a ten-year license and will work on another ten-year licensed area, which has been approved recently by the Ministry of Industry. All other permits are kept current as required by Government authorities.

ANDESITE SALE

Andesite sales for the Third Quarter of year 2005 increased from Baht 2.11 million to Baht 6.81 million when compared to the corresponding period for the previous year. The sale and delivery has not been in lime with forecast due to the delay of ballast delivery by contractors to the State Railway of Thailand's . The sale for this quarter is mainly for the aggregate. This by-product which commands much lower price is also impacted from the increase in diesel price.

The Company continues to take steps to diversify its product market so that the Company is not so dependent on railway ballast sales alone to ensure operational success. The diversification includes prospects such as track laying, the production of railway sleepers, and high strength concrete for the construction industry.

1.3 OFFSHORE TIN MINING

Income from tin was decreased due to the high royalty rate on tin which caused the Company to cease the tin mining operation in April 2005.

THL utilizes contractors under its direct supervision to operate its offshore tin mining on leases 18066/13050, 18064/13448 and 18065/13499. However, as of April 2005, operations have been on hold as the contractor sold his dredge to a tin operator in Indonesia. This action was due to high operating costs including tin royalty which is over 20 percent of income (whereas royalty on tin mining in Indonesia

is only 3% of revenue). The Company is negotiating for a review of the royalty rate with the Department of Primary Industry and Mining to adopt a more competitive rate.

In connection with tin mining prospects farther offshore, the Company has raised its share holdings in Sea Minerals Limited (SML) to 83.70%. SML controls extensive offshore tin resources estimated to exceed 50,000 tons of tin which far exceeds the world's current stockpiles. At this juncture, the Company has completed the technical feasibility study of mining this deposit and has initiated contact with engineering and resource evaluation firms in Europe and Malaysia experienced in offshore mining and dredging Upon completing the financial feasibility study (which is very much dependent on the royalty rate) and verification of its reserves and technical study by independent third party, SML will seek listing of its shares for trading on the Alternative Investment Markets (AIM) of the London Stock Exchange.

2. PROPERTY DEVELOPMENT

2.1 PHUKET PROPERTY HOLDINGS

On 5 October 2004, the Siam Commercial Bank Pcl.(SCB) transferred the land at Saphan Hin in Phuket, adjacent to the town center, totaling 6-3-51.3 rai under title deed # 2613, to the Company after receiving the last payment of Baht 10 million. This land transfer consolidates the Company's land holding providing a contiguous area with sea frontage of 24-3-36.4 rai at Phuket Bay. Holding this contiguous land bank provides the Company with much more flexibility in developing the area, particularly in line with the Company's Phuket Bay Rehabilitation and Development Plan Proposal already presented to the Royal Thai Government. The Phuket Government is currently preparing the terms of reference ("TOR") for a bidding process to develop Phuket Bay.

2.2 SKY CLIFF BUILDING (RACHADAPISEK ROAD)

The a 29 story "Le Metro" condominium project is on temporary hold due to the high increase in costs of construction materials following the sharp increase in the price of crude oil. Given that our development is a luxury class development employing very high quality specifications, the increase in construction material costs dramatically impacted our ability to move forward with the project while allowing us to still make a profit. As such, Management determined that it was in the best interest of the Company to keep this project in temporary abeyance, pending oil price stabilization which in turn would allow construction material to settle at more reasonable prices which would in turn increase the project's profit margin. The building construction permit has been extended by one year by Bangkok Metropolitan Administration (BMA).

At this current time, the Company is negotiating with an institutional fund to double the equity base and lessen the Company's dependency on bank borrowings.

3. OTHER ACTIVITIES

3.1 AUDIT COMMITTEE ACTIVITIES

The Audit Committee held its quarterly meeting to review the audited financial statement for the third quarter of 2005, and other company activities. The committee noted that the accounting policies and principles being used by THL meet with standard accounting practices.

3.2 The Board of Directors have approved of the financial statements for the third quarter of 2005.

The above constitutes THL's activities for the third Quarter of 2005 and subsequent significant events.

Sincerely,

TONGKAH HARBOUR PUBLIC COMPANY LIMITED

Managing Director
(Mr. Ronald Ng Wai Choi)

Date/Time : 14/11/2005 13:36

THL : Reviewed Quarter 3 and Consolidated F/S (F45-3)

(Reviewed Quarter-3 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name TONGKAH HARBOUR PUBLIC COMPANY LIMITED

	Reviewed			
	Ending 30 September		(In thousands)	
	Quarter 3		For 9 Months	
Year	2005	2004	2005	2004
Net profit (loss)	(14,994)	(17,023)	(53,617)	(45,602)
EPS (baht)	(0.02)	(0.03)	(0.08)	(0.09)

Type of report:
Unqualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ___________________________
(Mr.Ronald Ng Wai Choi)
Position Managing Director

Authorized to sign on behalf of the company

TONGKAH HARBOUR PUBLIC COMPANY LIMITED

AND ITS SUBSIDIARIES

Report and Consolidated Financial Statements

30th September, 2005

Report of Independent Certified Public Accountants

To The Shareholders and Board of Directors of

Tongkah Harbour Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Tongkah Harbour Public Company Limited and its subsidiaries as at 30th September, 2005, the related consolidated statements of earnings for the three-month and nine-month periods then ended, and the statements of change in shareholders' equity and cash flow for the nine-month period then ended and the separate financial statements of Tongkah Harbour Public Company Limited for the same period. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review.

I conducted my review in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without qualifying my review report on the aforementioned financial statements, I draw attention to the followings:

1) As discussed in Note 2 to the financial statements, the Company and its subsidiary companies have experienced persistent operating losses. Nevertheless, the accompanying financial statements have been prepared on the going concern basis, assuming that the realization of assets and settlement of liabilities and obligations will occur in the ordinary course of business of the Company and its subsidiary companies, without any expectation of significant disruption to the ongoing activities.

2) Land awaiting development of a subsidiary company (Sky Cliff Limited) amounting to Baht 409 million, is stated at the fair market value appraised by an independent appraisal company according to his report dated 14th July, 1999. However during the year 2003, a company offered to purchase such land at the price of Baht 422 million which is over the appraisal value. Furthermore, towards the end of the year 2004, the Company drafted a letter of intent to enter a joint venture to develop a serviced residential building on the said land with a joint investor, whereby the Company can bring in the said land as its investment, at book value. As a result of the appraised value by the independent company in 1999 together with the offered price by a company in 2003, and the draft letter of intent to jointly invest with another investor at the end of year 2004, the Company and its subsidiary company believe that the carrying amount of this land does not materially differ from the fair market value at the balance sheet date.

3) Due to persistent losses generated from operating results, the Company and the subsidiary company (Cholsin Limited) considered whether there had been impairment of the value of its operating equipment, of which the net book value as at 30th September, 2005 was approximately Baht 65.8 million (approximately Baht 47.3 million for the Company only). To this end, cash flows from the quarry were projected, using a discounted rate of 7 percent. These projected cash flows suggested that the future cash flows would be in excess of the net book value of the assets as at the balance sheet date. The Company believes that the future projected cash flows form the quarry would not be significantly different from the projection and will exceed the net book value of the assets as at the balance sheet date. However, given the adverse effects of the uncertainty of the Company's bidding result to get the order from a client and andesite selling capability, there may be the impairment in the stated value of the related assets.

4) According to the SET decision to allow the trading of the Company's securities since 25th March, 2003, the Company has to submit the progress report on the Company's operation of each business to the SET every 3 months.

I have previously audited the consolidated financial statements of Tongkah Harbour Public Company Limited and its subsidiaries and the separate financial statements of Tongkah Harbour Public Company Limited for the year ended 31st December, 2004 in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements under my report dated 26th January, 2005. However, I drew attention to the persistent operating losses, the impairment in the stated values of land awaiting development and assets relating to the andesite operations and getting the approval from the SET for trading the Company's securities. The consolidated balance sheet of Tongkah Harbour Public Company Limited and its subsidiaries and the separate balance sheet of the Company as at the same date, as presented herein for comparative purposes, formed a part of the financial statements which I audited and reported on. I have not performed any other review procedures subsequent to the date of that report.

I have previously reviewed the consolidated financial statements of Tongkah Habour Public Company Limited and its subsidiaries and the separate financial statements of Tongkah Habour Public Company Limited for the three-month and nine-month periods ended 30th September, 2004 in accordance with the auditing standards applicable to review engagements, and drew a conclusion from the review under my report dated 4th November, 2004, that none of material modification should be made to financial statements in order for them to be in conformity with generally accepted accounting principles. However, I drew attention to the persistent operating losses, the impairment in the stated values of land awaiting development and assets relating to the andesite operations. The consolidated statements of earnings for the three-month and nine-month periods then ended, and the statements of change in shareholders' equity and cash flow for the nine-month period then ended of the Company and its subsidiaries and the separate financial statements of the Company for the same period, as presented herein for comparative purpose formed as a part of the financial statements which I reviewed and reported on. I have not performed any other review procedures subsequent to the date of that report.

Mr. Boonsri Techavarutama

Certified Public Accountant (Thailand) No. 3336

BDO Richfield Limited

Bangkok : 4th November, 2005

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT 30th SEPTEMBER, 2005 AND AS AT 31st DECEMBER, 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005 (Unaudited / but reviewed)	2004 (Audited)	2005 (Unaudited / but reviewed)	2004 (Audited)
Assets					
Current assets					
Cash and cash equivalents	5	137,927	142,354	10,107	13,277
Current investments		2	2	1	1
Trade accounts receivable - net	6	4,393	3,159	4,393	3,159
Short-term advances to related parties	4	4,843	4,638	1,592	1,383
Short-term loans to related parties	4	280	-	82,210	66,970
Inventories - net		7,117	12,853	6,328	11,704
Other current assets					
Cash advance - general		1,137	1,080	1,018	825
Input tax refundable		8,437	4,216	2,563	2,674
Others		6,119	4,691	2,110	2,211
Total other current assets		15,693	9,987	5,691	5,710
Total current assets		170,255	172,993	110,322	102,204
Non-current assets					
Long-term investments					
Investments accounted for under equity method		-	827	681,696	706,059
Goodwill		2,633	801	-	-
Long-term investment in other projects					
Tin mining		-	731	-	731
Andesite mining		42,128	42,244	42,128	42,244
Gold mining		392,032	368,315	-	-
Phuket project		7,000	7,000	7,000	7,000
Le Metro Condominium project		471,284	471,284	-	-
Long-term loans to related parties	4	-	-	321,547	174,057
Property, plant and equipment - net		299,763	187,809	123,337	120,611
Other receivable - related parties	4	109	64	18,272	18,179
Other non-current assets		395	573	53	275
Total non-current assets		1,215,344	1,079,648	1,194,033	1,069,156
Total assets		1,385,599	1,252,641	1,304,355	1,171,360

The accompanying notes are an integral part of the financial statements.

________________ DIRECTOR ________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 30th SEPTEMBER, 2005 AND AS AT 31st DECEMBER, 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005 (Unaudited / but reviewed)	2004 (Audited)	2005 (Unaudited / but reviewed)	2004 (Audited)
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts		3,211	322	3,211	322
Trade account payable - related party	4	-	-	17,436	17,129
Trade account payable - others		8,109	11,582	311	1,581
Current portion of long-term loans		21,111	20,711	19,520	19,120
Current portion of hire purchase creditors		9,803	5,976	497	1,248
Short-term advances from related parties	4	4,268	1,447	1,174	1,255
Short-term loans from related parties	4	1,943	78,146	4,318	80,520
Other current liabilities					
Accrued expenses		11,608	12,971	6,493	6,852
Others		13,189	12,293	7,314	1,449
Total other current liabilities		24,797	25,264	13,807	8,301
Total current liabilities		73,242	143,448	60,274	129,476
Non-current liabilities					
Long-term loans from related party	4	-	-	7,462	7,815
Long-term loans - net		61,006	76,489	58,225	72,512
Hire purchase creditors - net		20,903	11,824	469	536
Provision for loss from investments accounted for under equity method	7	7,200	-	50,502	38,854
Total non-current liabilities		89,109	88,313	116,658	119,717
Total liabilities		162,351	231,761	176,932	249,193
Shareholders' equity					
Share capital					
Authorized, issued and fully paid-up					
756,939,463 ordinary shares of Baht 1 each (31st December, 2004 : 605,551,570 ordinary shares of Baht 1 each)	8	756,940	605,552	756,940	605,552
Share premium - net		487,700	380,215	487,700	380,215
Revaluation surplus (deficit) on land		(4,903)	(4,903)	-	-
Retained earnings (deficit)					
Unappropriated		(117,217)	(63,600)	(117,217)	(63,600)
Equity attributable to the Company's shareholders		1,122,520	917,264	1,127,423	922,167
Minority interests - equity attributable to minority shareholders of subsidiaries		100,728	103,616	-	-
Total shareholders' equity		1,223,248	1,020,880	1,127,423	922,167
Total liabilities and shareholders' equity		1,385,599	1,252,641	1,304,355	1,171,360
		0	0	0	0

The accompanying notes are an integral part of the financial statements.

____________________ DIRECTOR   ____________________ DIRECTOR

(Unaudited / but reviewed)

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 30th SEPTEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005	2004	2005	2004
Revenues					
Sales					
Tin ore sales		-	8,904	-	8,904
Andesite sales		6,811	2,113	6,811	2,113
Other income					
Interest income	4	7	1	3,438	3,166
Amortization of excess of net book value over cost of investments accounted for under equity method		-	5	-	-
Others	4	166	430	850	3,467
Total revenues		6,984	11,453	11,099	17,650
Expenses					
Cost of sales					
Cost of tin ore sales		35	7,970	35	7,970
Cost of andesite sales	4	5,963	3,540	5,716	2,278
Selling and administrative expenses	4	15,646	18,604	7,101	8,509
Loss from diminution in value of inventories		621	-	621	-
Directors' remuneration		62	53	62	53
Share of loss from investments accounted for under equity method		-	-	11,153	14,104
Goodwill amortization		49	-	-	-
Total expenses		22,376	30,167	24,688	32,914
Earnings (loss) before interest expenses		(15,392)	(18,714)	(13,589)	(15,264)
Interest expenses	4	(653)	(737)	(1,405)	(1,759)
Earnings (loss) before minority interest		(16,045)	(19,451)	(14,994)	(17,023)
Minority interest in (earnings) loss of subsidiaries		1,051	2,428	-	-
Net earnings (loss)		(14,994)	(17,023)	(14,994)	(17,023)
Basic earnings (loss) per share (Baht per share)					
Net earnings (loss)		(0.02)	(0.03)	(0.02)	(0.03)
Weighted average number of ordinary shares (Thousand shares)		756,940	555,388	756,940	555,388

The accompanying notes are an integral part of the financial statements.

____________________ DIRECTOR   ____________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE NINE-MONTH PERIODS ENDED 30th SEPTEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005	2004	2005	2004
Revenues					
Sales					
Tin ore sales		2,352	26,461	2,352	26,461
Andesite sales		18,398	12,938	18,398	12,938
Other income					
Interest income	4	160	27	9,843	6,208
Amortization of excess of net book value over cost of investments accounted for under equity method		-	15	-	-
Others	4	1,623	1,704	3,183	10,846
Total revenues		22,533	41,145	33,776	56,453
Expenses					
Cost of sales					
Cost of tin ore sales		2,236	24,461	2,236	24,461
Cost of andesite sales	4	17,806	13,790	16,566	13,905
Selling and administrative expenses	4	45,171	50,206	20,262	22,940
Loss from diminution in value of inventories		2,489	-	2,489	-
Directors' remuneration		182	152	182	152
Share of loss from investments accounted for under equity method		6,933	-	38,976	35,362
Goodwill amortization		139	-	-	-
Total expenses		74,956	88,609	80,711	96,820
Earnings (loss) before interest expenses		(52,423)	(47,464)	(46,935)	(40,367)
Interest expenses	4	(4,426)	(4,138)	(6,682)	(5,235)
Earnings (loss) before minority interest		(56,849)	(51,602)	(53,617)	(45,602)
Minority interest in (earnings) loss of subsidiaries		3,232	6,000	-	-
Net earnings (loss)		(53,617)	(45,602)	(53,617)	(45,602)
Basic earnings (loss) per share (Baht per share)					
Net earnings (loss)		(0.08)	(0.09)	(0.08)	(0.09)
Weighted average number of ordinary shares (Thousand shares)		700,931	514,331	700,931	514,331

The accompanying notes are an integral part of the financial statements.

_______________________ DIRECTOR _______________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30th SEPTEMBER, 2005 AND 2004

(Unit : Thousand Baht)

		Consolidated						
	Note	Issued and fully paid-up share capital	Share subscription received in advance	Share premium - net	Revaluation surplus (decrease) on land	Retained earnings (deficit)	Minority interest	Total
Balance as at beginning of period 2004		483,649	-	221,256	(4,903)	(6,386)	111,133	804,749
Ordinary shares issued and paid-up		121,903	-	158,959	-	-	-	280,862
Net earnings (loss)		-	-	-	-	(45,602)	-	(45,602)
Minority interest in earnings (loss) of subsidiaries		-	-	-	-	-	(6,001)	(6,001)
Balance as at end of period 2004		605,552	-	380,215	(4,903)	(51,988)	105,132	1,034,008
Balance as at beginning of period 2005		605,552		380,215	(4,903)	(63,600)	103,616	1,020,880
Increase in share subscription received in advance		-	258,873	-	-	-	-	258,873
Ordinary shares issued and paid-up	8	151,388	(258,873)	107,485	-	-	-	-
Net earnings (loss)		-	-	-	-	(53,617)	-	(53,617)
Minority interest in earnings (loss) of subsidiaries		-	-	-	-	-	(3,232)	(3,232)
Adjusted minority interest from investment accounted for under equity method		-	-	-	-	-	344	344
Balance as at end of period 2005		756,940	-	487,700	(4,903)	(117,217)	100,728	1,223,248

The accompanying notes are an integral part of the financial statements.

__________________ DIRECTOR

__________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30th SEPTEMBER, 2005 AND 2004

(Unit : Thousand Baht)

		The Company Only				
	Note	Issued and fully paid-up share capital	Share subscription received in advance	Share premium - net	Retained earnings (deficit)	Total
Balance as at beginning of period 2004		483,649	-	221,256	(6,386)	698,519
Ordinary shares issued and paid-up		121,903	-	158,959	-	280,862
Net earnings (loss)		-	-	-	(45,602)	(45,602)
Balance as at end of period 2004		605,552	-	380,215	(51,988)	933,779
Balance as at beginning of period 2005		605,552	-	380,215	(63,600)	922,167
Increase in share subscription received in advance		-	258,873	-	-	258,873
Ordinary shares issued and paid-up	8	151,388	(258,873)	107,485	-	-
Net earnings (loss)		-	-	-	(53,617)	(53,617)
Balance as at end of period 2005		756,940	-	487,700	(117,217)	1,127,423

The accompanying notes are an integral part of the financial statements.

____________________ DIRECTOR   ____________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOW

FOR THE NINE-MONTH PERIODS ENDED 30th SEPTEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Cash flows from operating activities				
Net earnings (loss)	(53,617)	(45,602)	(53,617)	(45,602)
Adjustment to reconcile net earnings (loss) to net cash provided				
(used) from operating activities :-				
Depreciation	16,611	12,688	5,338	5,188
Loss from diminution in value of inventories	2,489	-	2,489	-
Amortization - investment in andesite mining	647	647	647	647
Amortization - tin mining right	731	729	731	729
Share of (earnings) loss from investments accounted for under equity method	6,933	-	38,977	35,363
Minority interest in earnings (loss) of subsidiaries	(3,232)	(6,001)	-	-
Goodwill amortization	139	-	-	-
Amortization of excess of net book value over cost of investment accounted				
for under equity method	-	(14)	-	-
	(29,299)	(37,553)	(5,435)	(3,675)
(Increase) decrease in operating assets:-				
Trade accounts receivable	(1,234)	(383)	(1,234)	(383)
Short-term advances to related parties	(205)	9,322	(209)	9,322
Inventories	3,247	(4,299)	2,887	(3,832)
Other current assets	(5,706)	531	19	(314)
Other receivable - related parties	(45)	(49)	(93)	(7,432)
Other non-current assets	178	419	222	1
Increase (decrease) in operating liabilities:-				
Trade accounts payable - related party	-	-	307	1,356
Trade accounts payable - others	(3,473)	(32,746)	(1,270)	816
Short-term advances from related parties	2,821	4,302	(81)	3,421
Other payable - related parties	-	-	-	(45)
Other payable - purchase of office building and land	-	(60,127)	-	(60,127)
Other current liabilities	(467)	14,175	5,506	808
Net cash provided (used) from operating activities	(34,183)	(106,408)	619	(60,084)

The accompanying notes are an integral part of the financial statements.

____________________ DIRECTOR   ____________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOW (Continued)

FOR THE NINE-MONTH PERIODS ENDED 30th SEPTEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Cash flows from investing activities				
(Increase) decrease in short-term loans to related parties	(280)	1,442	(15,240)	(43,860)
(Increase) decrease in investments accounted for under equity method	1,094	(1,139)	(2,966)	(1,139)
Goodwill from purchase of shares	(1,971)	-	-	-
Adjust minority interest from investment accounted for under equity method	344	-	-	-
(Increase) decrease in investments in andesite mining	(531)	(645)	(531)	(645)
(Increase) decrease in investments in gold mining	(23,717)	(6,875)	-	-
(Increase) decrease in investments in Phuket project	-	(7,000)	-	(7,000)
(Increase) decrease in investments in Le Metro condominium project	-	528	-	-
(Increase) decrease in long-term loans to related parties	-	-	(147,490)	(76,549)
(Increase) decrease in property, plant and equipment	(128,565)	(22,612)	(8,064)	(314)
Proceed from disposals of fixed assets	-	12	-	-
Net cash provided (used) from investing activities	(153,626)	(36,289)	(174,291)	(129,507)
Cash flows from financing activities				
Increase (decrease) in bank overdrafts	2,889	(4,206)	2,889	(4,206)
Increase (decrease) in short-term loan from financial institution	-	(50,000)	-	-
Increase (decrease) in short-term loans from related parties	(76,203)	995	(76,202)	996
Increase (decrease) in long-term loans from related parties	-	-	(353)	(1,109)
Increase (decrease) in long-term loans	(15,083)	37,255	(13,887)	35,319
Increase (decrease) in hire purchase creditors	12,906	(3,319)	(818)	(2,287)
Proceed from the share capital increased	258,873	280,862	258,873	280,862
Net cash provided (used) from financing activities	183,382	261,587	170,502	309,575
Net increase (decrease) in cash and cash equivalents	(4,427)	118,890	(3,170)	119,984
Cash and cash equivalents at beginning of period	142,354	2,589	13,277	1,112
Cash and cash equivalents at end of period	137,927	121,479	10,107	121,096
Supplemental cash flow information :-				
Cash paid during the period for				
Interest expenses	4,287	6,279	4,097	4,406
Income tax	233	180	5	2

The accompanying notes are an integral part of the financial statements.

DIRECTOR　　　　DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS AT 30th SEPTEMBER, 2005 AND AS AT 31st DECEMBER, 2004

AND FOR THE NINE-MONTH PERIODS ENDED 30th SEPTEMBER, 2005 AND 2004

1. BASIS FOR THE PREPARATION OF FINANCIAL STATEMENTS

These financial statements have been prepared in accordance with Thai Accounting Standards No. 41 "Interim financial statements", and are intended to provide information additional to that included in the latest annual financial statements. Therefore, the users of the financial statements shall read these financial statements in conjunction with the latest annual financial statements.

2. ASSUMPTION OF PREPARATION OF THE FINANCIAL STATEMENTS

As shown in the financial statements, the Company and its subsidiary companies have experienced continuous operating losses. Nevertheless, the accompanying financial statements have been prepared on the going concern basis, assuming that the realization of assets and settlement of liabilities and obligations will occur in the ordinary course of business of the Company and its subsidiary companies, without any expectation of significant disruption to the ongoing activities.

3. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with the same accounting policies and methods of computation as the ones applied for the preparation of the financial statements for the year 2004.

4. RELATED PARTY TRANSACTIONS

The Company has certain transactions with its related parties. A portion of the Company's assets, liabilities, revenue and expenses arose from transactions with certain related parties. These related parties are related through investment, common shareholdings and/or directorships. The effects of these transactions are reflected in the financial statement on the basis determined by the Company and the related parties.

The Company has transactions and balances with its related companies as follow:

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Short-term advance to related parties				
Mr. Ronald Ng Wai Choi	4,010	4,010	755	755
Sintana Holdings Limited	588	408	588	408
Sea Minerals Limited	-	80	4	80
Other Companies	245	140	245	140
	4,843	4,638	1,592	1,383

______________________________ DIRECTOR ______________________________ DIRECTOR

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Short-term loans to related party				
Sintana Holdings Limited	280	-	280	-
Sky Cliff Limited	-	-	81,930	66,970
	280	-	82,210	66,970
Long-term loans to related parties				
Cholsin Limited				
Principal	-	-	70,796	66,310
Accrued interest receivable	-	-	34,914	31,784
	-	-	105,710	98,094
Tungkum Limited				
Principal	-	-	199,969	63,406
Accrued interest receivable	-	-	15,868	12,557
	-	-	215,837	75,963
	-	-	321,547	174,057
Other receivable - related parties				
Sky Cliff Limited	-	-	11,200	11,200
Tungkum Limited	-	-	5,400	5,400
Cholsin Limited	-	-	640	640
Mining and General Management Company Limited	-	-	631	631
Master Mariners Service Limited	-	-	292	244
Aspac Construction Limited	109	64	109	64
	109	64	18,272	18,179
Trade account payable - related party				
Cholsin Limited	-	-	17,436	17,129
Short-term advances from related parties				
Sintana Holdings Limited	3,293	440	-	-
Mining and General Management Company Limited	-	-	202	253
Mr. John Peter Mills	972	972	972	972
Sino Pac Development (Thailand) Company Limited	2	32	-	30
Other companies	1	3	-	-
	4,268	1,447	1,174	1,255

DIRECTOR DIRECTOR

16:14 - 12/7/06

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Short-term loans from related parties				
Sky Cliff Limited				
Principal	-	-	-	-
Accrued interest payable	-	-	2,375	2,375
	-	-	2,375	2,375
Aspac Construction Limited				
Principal	1,077	3,077	1,077	3,077
Accrued interest payable	860	605	860	605
	1,937	3,682	1,937	3,682
Sintana Holdings Limited				
Principal	-	73,830	-	73,830
Accrued interest payable	6	634	6	633
	6	74,464	6	74,463
	1,943	78,146	4,318	80,520
Long-term loans from related party				
Cholsin Limited				
Principal	-	-	-	352
Accrued interest payable	-	-	7,462	7,463
	-	-	7,462	7,815

Loans to Tungkum Limited have been made for the purpose of gold exploration and mining. The Company's management believes that these loans will be fully recoverable after gold mining operations commence.

Since 1998, loans have been made to Cholsin Limited for crushing in the Company's andesite mining in Saraburi Province. The Company's management believes that these loans will be fully recoverable. The loans are secured by the pledge of share certificates of Tungkum Limited held by Cholsin Limited, and most of the equipment of Cholsin Limited.

_______________ DIRECTOR _______________ DIRECTOR

(Unit : Thousand Baht)

	For the nine-month periods				
	Consolidated		The Company Only		
	2005	2004	2005	2004	Pricing policies
Transactions with subsidiaries					
(eliminated from the consolidated financial statements)					
Interest income	-	-	9,721	6,181	- Average actual cost of the source of funds provided
Rental income	-	-	1,845	9,135	- At cost, price comparable to the market prices
Management income	-	-	-	46	
Interest expenses	-	-	-	244	- Average actual cost of the source of funds provided
Crushing cost	-	-	5,683	7,599	- Baht 45 per ton
Electricity	-	-	399	490	- At cost, price comparable to the market prices
Management fee	-	-	140	-	
Transactions with related companies					
Interest income	-	23	-	23	- Average actual cost of the source of funds provided
Rental income	495	495	495	495	- At cost, price comparable to the market prices
Management fee	918	918	-	-	
Interest expenses	2,441	369	2,441	369	- Actual cost charged by the bank, Minimum Overdraft Rate of a local bank

______________________________ DIRECTOR ______________________________ DIRECTOR

5. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Petty cash	174	172	72	102
Cash at banks				
Current accounts	1,416	12,243	18	12,062
Saving accounts	136,337	129,939	10,017	1,113
Total	137,927	142,354	10,107	13,277

6. TRADE ACCOUNTS RECEIVABLE - NET

An aging analysis of the trade accounts receivable is set forth below.

(Unit : Thousand Baht)

	Accounts receivable - Tin ore sales		Accounts receivable - andesite sales		Total	
	2005	2004	2005	2004	2005	2004
Not yet due	-	-	2,365	600	2,365	600
Past due for under 3 months	-	-	854	1,696	854	1,696
Past due for 3 - 6 months	-	-	273	39	273	39
Past due for 6 - 12 months	-	-	96	79	96	79
Past due for over 12 months	1,890	1,890	805	745	2,695	2,635
Total trade accounts receivable	1,890	1,890	4,393	3,159	6,283	5,049
Less: Allowance for doubtful accounts	(1,890)	(1,890)	-	-	(1,890)	(1,890)
Trade accounts receivable - net	-	-	4,393	3,159	4,393	3,159

The Company believes that the amount of allowance for doubtful accounts is adequate in the present situation.

_______________________________ DIRECTOR _______________________________ DIRECTOR

7. PROVISION FOR LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD

Provision for loss from investments accounted for under equity method consists of the followings:

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Cholsin Limited				
Paid up capital	150,000	150,000	150,000	150,000
Acquisition cost	-	-	62,001	62,001
Less : Share of loss - accumulated	-	-	(107,900)	(99,899)
	-	-	(45,899)	(37,898)
Master Mariners Service Company Limited				
Paid up capital	10	10	10	10
Acquisition cost	-	-	-	-
Less : Share of loss - accumulated	-	-	(118)	(118)
	-	-	(118)	(118)
Mining and General Management Company Limited				
Paid up capital	1,000	1,000	1,000	1,000
Acquisition cost	-	-	362	362
Less : Share of loss - accumulated	-	-	(1,239)	(1,200)
	-	-	(877)	(838)
Sea Minerals Limited				
Paid up capital	72,000	72,000	72,000	72,000
Acquisition cost	-	-	11,303	-
Less : Share of loss - accumulated	-	-	(7,711)	-
Provision for impairment	(7,200)	-	(7,200)	-
	(7,200)	-	(3,608)	-
Total	(7,200)	-	(50,502)	(38,854)

In January, 2005, the Company made an additional investment in the ordinary shares of Sea Minerals Limited for 226,075 shares at Baht 10 each (par value at Baht 100 each) amounting to a total cost of Baht 2.26 million. As a result, the Company now holds 485,275 ordinary shares in Sea Minerals Limited, representing 67.40% and the status of Sea Minerals Limited is changed from an associated company to a subsidiary company.

In April, 2005, the Company made an additional investment in the ordinary shares of Sea Minerals Limited for 117,360 shares at Baht 6 each (par value at Baht 100 each) amounting to a total cost of Baht 0.70 million. As a result, the Company now holds 602,635 ordinary shares in Sea Minerals Limited, representing 83.70%.

____________________ DIRECTOR ____________________ DIRECTOR

Since such change has no significant effect to the financial statement of the year 2004, the Company had not retrospectively adjusted the comparative financial statement for the year 2004.

At the Extraordinary Shareholders' Meeting No. 1/2005 on 20th May, 2005 and No. 2/2005 on 10th June, 2005, the shareholders of Master Mariners Service Company Limited had a special resolution to dissolve its operation. The subsidiary company registered the dissolution with the Ministry of Commerce on 24th June, 2005, and is in the process of liquidation.

At the Extraordinary Shareholders' Meeting No. 1/2005 on 20th May, 2005 and No. 2/2005 on 10th June, 2005, the shareholders of Mining and General Management Company Limited had a special resolution to dissolve its operation. The subsidiary company registered the dissolution with the Ministry of Commerce on 24th June, 2005, and is in the process of liquidation.

8. SHARE CAPITAL

At the Ordinary Shareholders' Meeting No. 11/2005 on 4th March, 2005, the Company's shareholders had resolved to increase the Company's registered share capital from Baht 605.55 million (605.55 million shares of Baht 1 each) to Baht 756.94 million (756.94 million shares of Baht 1 each) by issuing the additional 151.39 million ordinary shares of Baht 1 each.

The Company issued the above ordinary shares to the Company's former shareholders and received the share subscription of 151.39 million shares at Baht 1.71 per share in the total amount of Baht 258.87 million.

Issuance date	Number of shares	Baht per share	Baht	Share premium (Share discount)
April, 2005	151,387,893	1.71	258,873,297	107,485,404

The Company registered the above change of share structure with the Ministry of Commerce on 16th March, 2005 and on 12th April, 2005, respectively.

9. FINANCIAL INFORMATION BY SEGMENT

The Company's and its subsidiaries' core business is mining, which includes tin mining operations in Phuket Province, andesite mining operations in Saraburi Province, and gold exploration and development in Loei Province. The Company also has an investment in a subsidiary, Sky Cliff Limited, whose main asset is a plot of land in Bangkok, plans to develop a serviced apartment building on the land which has been started in September, 2003.

Sales and cost of sales classified by segment for the years were presented in the earnings statements for the periods. The classification of the assets of the Company and its subsidiaries by segment as at the balance sheet date is presented as follows:

____________________ DIRECTOR   ____________________ DIRECTOR

(Unit : Million Baht)

	Mining Business											
	Tin Mining		Gold exploration and development of gold mining project		Andesite Mining		Property Business		Eliminated		Total	
	2005	2004 (Audited)	2005	2004 (Audited)	2005	2004 (Audited)	2005	2004 (Audited)	2005	2004 (Audited)	2005	2004 (Audited)
Investment in other projects												
Tin mining	-	0.7	-	-	-	-	-	-	-	-	-	0.7
Andesite mining	-	-	-	-	42.1	42.2	-	-	-	-	42.1	42.2
Gold mining	-	-	392.0	368.3	-	-	-	-	-	-	392.0	368.3
Phuket project	-	-	-	-	-	-	7.0	7.0	-	-	7.0	7.0
Le Metro Condominium project	-	-	-	-	-	-	471.3	471.3	-	-	471.3	471.3
Property, plant and equipment - net	118.1	113.4	147.5	33.9	23.7	27.7	10.5	12.8	-	-	299.8	187.8
Other assets	1,140.4	1,007.3	134.0	131.9	49.2	49.3	-	-	(1,150.10)	(1,013.2)	173.5	175.3
Total assets	1,258.5	1,121.4	673.5	534.1	115.0	119.2	488.8	491.1	(1,150.10)	(1,013.2)	1,385.7	1,252.6

10. COMMITMENTS AND CONTINGENT LIABILITIES

Guarantee

10.1 As at 30th September, 2005, there were outstanding bank guarantees amounting to approximately Baht 3.06 million (31st December, 2004 : Baht 3.06 million) with the Company only having outstanding guarantees amounting to approximately Baht 0.6 million (31st December, 2004 : Baht 0.6 million). The guarantees were issued by banks on behalf of the Company and its subsidiary companies in respect of certain performance bonds as required in the ordinary course of the businesses of the Company and its subsidiary companies.

Litigation

10.2 Certain companies initiated legal action against the Company and its contractor, claiming compensation of approximately Baht 299 million, in connection with tin dredging conducted by the Company and its contractor in the Bangtao Bay concession area. This activity purportedly caused land erosion in the area where those companies are situated.

On 7th December, 1999, the Civil Court ruled that the lawsuit against the Company and its contractor was dismissed, and they would not have to make payment of the above compensation. In March, 2000, the plaintiff lodged an appeal with the Appeal Court, claiming compensation of approximately Baht 175 million, and the Company filed a statement to defend the appeal on 24th April, 2000.

On 29th March, 2002, the Appeal Court judged to stand firm with the Civil Court's ruling to dismiss the case. However, the plaintiff lodged an appeal to the Supreme Court on 26th April, 2002. The Company has counter appealed and was accepted by the Supreme Court on 2nd July, 2002. The case is therefore pending the consideration of the Supreme Court.

_______________ DIRECTOR   _______________ DIRECTOR

Commitments and contingent liabilities as a result of quarrying and gold mining operations

10.3 The quarrying operations of the Company and the gold mining operations of a subsidiary company must follow the regulations of the office of Environmental Policy and Planning regarding environmental protection and rehabilitation of the concession areas, and take such measures in these areas as were proposed by them in their environmental impact assessment.

10.4 A subsidiary company entered into a Memorandum of Understanding with the Kao - luang local council in Loei province. The memorandum included an agreement to compensate for any damage to the environment caused by its gold mining operation.

10.5 Under the agreement with the Forestry Department and the Agricultural Land Reform Office (ALRO), a subsidiary company has the following commitments and contingent liabilities regarding its gold mining operations.

The subsidiary company is committed to pay fees for 10 - year land use, replantation and maintenance in forestry areas of Baht 8.2 million, which is to be paid within 10 years.

The subsidiary company has to pay the land usage fee at rate of 2.5% of gold production to the Agricultural Land Reform Office (ALRO). The subsidiary company is appealing to the Ombudsman of Thailand to rule against this levy as this is duplicate with the fee charged by the DMR in Note 10.6. In addition the ALRO fee was not mentioned in the concession agreement.

The subsidiary company must follow the regulations of the Forestry Department regarding environmental protection and rehabilitation of the concession areas, and is liable for damage of the environment up to Baht 0.8 million.

10.6 Under the concession agreement for exploration and development of gold mining entered into by the subsidiary company and the Department of Mineral Resources (DMR), upon receiving the first batch of mining license, the subsidiary company shall give the right to the Government for purchasing the ordinary shares at the rate of 5 to 10 percent of the registered share capital at par value, and pay the royalty to DMR at the rate of 2.5 percent, and distribute 1.5 percent of gold ore production to DMR.

10.7 As at 30th September, 2005, the Company had capital commitments in respect of the fees for filing mining lease applications, airborne geophysical surveys, and compensation for the issuance of mining leases, totaling approximately Baht 4.5 million (31st December, 2004 : Baht 4.5 million).

______________________ DIRECTOR ______________________ DIRECTOR

Construction and other services agreements

10.8 A subsidiary company entered into road and bridge construction agreement with a company. The future minimum cash payments under construction agreement is Baht 0.84 million.

10.9 As at 30th September, 2005, a subsidiary company had commitments resulting from entering into consultancy services agreements with various suppliers in respect of Le Metro Condominium project construction amounting to Baht 5.2 million.

10.10 As at 16th December, 2003, a subsidiary company entered into security access system supply contract with a company amounting to USD 0.51 million.

Others

10.11 Under an agreement between the Company and a subsidiary's minority interest, the Company is committed to release from mortgage a part of the subsidiary's land awaiting development in proportion to the minority interest's shareholding. The commitment is in relation to the subsidiary's mortgage of the land to secure the credit facilities of Baht 30 million granted by a bank to the Company.

10.12 A subsidiary company has guaranteed Baht 15 million bank overdraft facilities for the Company since the Company has provided advances and loans to the subsidiary company for using as working capital.

11. FINANCIAL INSTRUMENTS

The Company and its subsidiaries have financial risk management policies, interest rate risk, credit risk, foreign currency risk and the estimation of the fair value of financial assets and liabilities as the same as those presented in the financial statements for the year 2004.

12. APPROVAL OF FINANCIAL STATEMENTS

These financial statements have been approved by the Company's audit committee.

____________________ DIRECTOR ____________________ DIRECTOR

RECEIVED
2006 JUL 18 P 2:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date/Time : 14/11/2005 09:53

THL : Board of Director's Resolution on "THL" share

THL151-128/11/2005

14 November 2005

Director General,
The Stock Exchange of Thailand,

Dear Sir,

Re: Board of Director's (BoD) Resolution Concerning Shareholders.

Persuant to the BoD Meeting No.6/2005 held on 11 November 2005, Tongkah Harbour Public Company Limited (THL) hereby infoms the Stock Exchange of Thailand (SET), Shareholders and Investors regarding its Board's Resolution as follows:

1) The Board of directors (BoD) approved the audited account for the third quarter ending 30 September 2005 which was reviewed and recommended by Audit Committee.

2) THL's BoD has agreed to the Management's proposal that, in order to alleviate the uncertainty concerning the listing status of THL shares on the SET, the Shareholders of THL be given the alternative to trade THL shares through the introduction of THL shares to the Alternative Investment Market (AIM), which is a multi-billion pound sterling capital market of the London Stock Exchange.

3) The proposed introduction to trade on the AIM is subject to tabling of the matters mentioned below to the BOD for its consideration and recommendation to the Shareholders for approval at an EGM:

a) The costs and fees.
b) Legal and nominated financial advisors ("Nomad") opinion.
c) The Admission Document and relevant filings.
d) Timetable of the listing procedures.

4) It is acknowledged that:

1. The report by Management that the introduction to trade THL shares on AIM is not envisaged to be a difficult exercise given that: a) the Company has a 99 year history directed by an experienced team of competent directors and advisors, a) committed team of experienced managers, b) a major gold mining project now in full progress toward production, c) a widespread share holding of more than 4,000 shareholders many of whom are international institutions, investment funds and companies, and , d) no new capital share issue for funds is currently involved and, therefore, no necessity of underwriters nor prospectus except an Admission Document.

2. There will be requirements for a sponsoring broker , legal advisors and ("Nomad").

3. Concerning progress of the gold project: a) all infra structures and earth works are mostly completed, b) construction of buildings is in progress, c) four of the nine leaching tanks are completed, d) the ball mill was shipped on 11 November 2005 from Freemantle, Western Australia, e) the crusher is ready for shipment from Finland on 15 November 2005, and, f) and all other equipment and machinery are scheduled to be on site before the end of the year. All mining machinery and equipment are already on site. Gold production will begin during the first quarter of 2006. Also, a second mill (ball mill) with all attachments has been acquired for fabrication for the planned second stage of production involving the primary ore processing. All the above have been established within the allocated budget.

4. THL's management and engineering advisors now consider that it is technically viable to mine the offshore tin deposit of some 50,000 tons of tin (at 30 to 70 meters depth) about 30 kilometers off the coast of Takuapa in Southern Thailand. Mining plans have been filed by Sea Minerals Limited (SML) in which the Company holds 83.6% of the total shares. Negotiations are ongoing to reduce current royalty rates of over 20% (ironically due to substantial tin price increases) to internationally competitive rates (for example: Indonesia- 3.0%, Australia- 2.5%). Upon a competitive rate being finalized, SML will take steps to be listed on the AIM.

5. The corporate management plans to list Tungkam Ltd (TKL) on AIM. The Company holds an effective 98% share holding on TKL.

Pleased be informed accordingly.

Yours faithfully,

(Mr. Ronald Ng Wai Choi)
Managing Director

Date/Time : 28/10/2005 08:34

THL : Report on progress of the Company's performance

Translation

THL 151-118/10/05

26 October 2005

Re : Report on progress of the Company's performance

To : Director General
The Stock Exchange of Thailand

Dear Sir,

According to the above mentioned SET's letter, the Company in REHABCO Sector is required to report the progress of its performance every 6 month as of 31 March and 30 September of each year.

The Company, therefore, would like to report the financial and operational performances as of 30 September 2005 as follows:-

1) Operation of Andesite, Gold and Tin Mining

1.1 Andesite Quarry

Andesite performance during the first 6 months ended June 2005 is as follows:-
Unit : million Baht

Year	2004	2005
Sales	10.83	11.59
% increase/decrease	-	7.02%
Production cost	10.25	11.84
% increase/decrease	-	15.51%
Gross Margin	5.36%	(2.16%)

Andesite sales in the first half of 2005 was Baht 11.59 million, an increased of 7.02% from Baht 10.83 million of the same period in the previous year. Operational costs increased 15.51% from Baht 10.25 million in the first half of 2004 to Baht 11.84 million in the same period of 2005. The higher increase in operational cost was due mainly to the delay of ballast delivery by the State Railway of Thailand's contractor. The sale for the period is mainly the aggregate, the by-product which commands much lower price. It is also impacted by the increase in diesel price.

1.2 Gold mining (Tungkum Limited (TKL))

On obtaining formal approval of USD 13 million loan for plant construction and equipment on March 1, 2005, the Company focused on the following:-
1) Completing infrastructure development
2) Sourcing and ordering heavy equipment essential for site construction and mining
3) Finalizing the sourcing of processing plant equipment in Australia
4) Reaching agreement with expat expertise personnel to take up certain key positions in the Project
5) Completing negotiations with several engineering firms to provide the expertise and coordination to see the development phase through to completion and commissioning.

The Company has already completed the infrastructure construction and is now constructing the plant foundation. Claymore Associates, mechanical engineers, Perth, Australia, who is experienced in constructing and managing gold

processing plant both in Australia and Canada, have been commissioned to prepare plant fabrication and in now in the process of arranging to transport to Thailand. Claymore will be assisted by the metallurgical firm of Salmet Consulting Services, Perth, and metallurgist L. Chong, working for Tungkum directly. Planning & Research Consultant Co., Ltd. (PRC) will be supervising engineering and foundation installations in cooperation with Claymore Associates concentrating on the mill and plant setup.

The plant construction and equipments installation are scheduled to be completed by this December and will be able to commence the commercial operation in the first quarter of 2006.

1.3 Tin Mining

Tin performance during the first 6 months ended June 2005 is as follows:-

Unit : million Baht

Year	2004	2005
Sales	17.56	2.35
% increase/decrease	-	(86.62%)
Production cost	16.49	2.20
% increase/decrease	-	(86.66%)
Gross Margin	6.09%	6.38%

In the first half of 2005, the Company's tin ore sales was Baht 2.35 million, a decrease of 86.62% when compared to Baht 17.56 million in the corresponding period of the previous year. The decrease was due to the high royalty rate on tin and this caused the Company to cease the tin mining operations in April 2005. Currently, the Company is awaiting review of tin royalty by the Government.

In connection with tin mining prospects farther offshore, the Company has raised its share holdings in Sea Minerals Limited (SML) to 83.70%. Currently, the Company has embarked on the technical and financial feasibility of mining this deposit and has initiated contact with engineering and resource evaluation firms experienced in offshore mining and dredging.

2) Property development

As previously informed that the Company is developing its Ratchadapisek land to be a 29-storey condominium and the Company has already completed the construction of the sales office, mock-up rooms and piling works.

The project is on temporary hold due to the high increase in costs of construction materials following the sharp increase in the price of crude oil. Thus, Management determined that it was in the best interest of the Company to keep this project in temporary abeyance. At this current time, the Company is negotiating with an institutional fund to double the equity base and lessen the Company's dependency on bank borrowings.

3) The Company's debt restructuring

In Debt Restructuring, THL has completed restructuring by converting its short term liabilities into long term liabilities to suit the Company's financial situation since July 2001. Since then, the Company has always repaid the principal and outstanding interest according to the payment conditions. The restructuring debt balance as at the end of September 2005 are as follows:-

Banks	Principal/ Balance (Baht)	Outstanding Interest/ Balance (Baht)	Total/ Balance (Baht)	Terms (years)	Grace Period (years)	Payment Condition
Financial Institution1	31,281,736/ 18,533,506	3,998,107/ 2,065,689	35,279,843/ 20,599,195	7	2	Monthly,Baht0.60 million each. Starting April 2003
*Financial Institution2	6,832,633/ 3,757,948	1,121,537/ 616,845	7,954,170/ 4,374,793	7	2	Monthly,Baht 0.13 million each. Starting June2003
Financial Institution3	15,502,687/ 13,604,260	1,384,520/ 0	16,887,207/ 13,604,260	10	2	Monthly, Baht0.25 million each in Year3-7, and Baht 0.28 million each in year 8-10, starting July 2003
Financial Institution4	10,000,000/ 6,409,127	-	10,000,000/ 6,409,127	10	2	Quarterly,Baht 0.25 million each in Year3-5,and Baht0.35 million each in year6-10, Starting March 2003
Total	63,617,056/ 42,304,841	6,504,164/ 2,682,534	70,121,220/ 44,987,375			

Note : * Under Cholsin Limited, THL's subsidiary.

As of June 2005, the Company has a loss of Baht 38.62 million or Baht 0.06 per share being a net loss of Baht 23.41 million in the first quarter 2005 of and a net loss of Baht 15.22 million in the second quarter of 2005 of. The high loss in the first quarter is a result of the share of loss from investment in Sea Minerals Limited which the Company has raised its share holdings to 83.70%.

The Company, therefore, reports the progress in the Company's financial and operational performances in accordance with its Rehabilitation Plan (or Operational Plan) as of September 2005 for your consideration.

Sincerely yours,

(Dr. J. Peter Mills) (Mr. Udom Chirapanathorn)
Director Director